Fitch Ratings, Inc.

2016 Form NRSRO Annual Certification

Exhibit 5. Code of Ethics

Fitch's Code of Ethics is comprised of the following documents, which may be accessed at

https://www.fitchratings.com/site/fitch-home/ethics

Bulletin 1   *Code of Conduct*

Bulletin 4   *Policy on Business and Relationship Management*

Bulletin 6   *Protocol for Responding to Confidential Tips Related to Fitch Rated Entities*

Bulletin 10   *Firewall Policy*

Bulletin 13   *Global Securities Trading and Conflicts of Interest Policy*

Bulletin 14   *Rating Solicitation and Participation Disclosure Policy*

Bulletin 24   *Policy for Reviewing Work of an Analyst Who Leaves Fitch to Work for a Rated Entity*

Bulletin 25   *Procedures for Managing Complaints*

Bulletin 27   *Restrictions on Advising Issuers and Others*

Bulletin 30   *Statement on "Definition of Ancillary Business"*

Bulletin 41   *Confidentiality Policy*

FitchRatings

Code of Conduct

Updated: February 26, 2016

Table of Contents

1. Introduction

1.1.   General

Fitch Ratings, Inc. and each of its subsidiaries, including Fitch Ratings Ltd., that issue ratings under the trade name Fitch Ratings (each individually a "**Fitch Ratings Company**" and collectively "**Fitch**") are committed to providing the world's securities markets with objective, timely, independent, and forward-looking credit opinions. Fitch is dedicated to several core principles — objectivity, independence, integrity, and transparency. Investor confidence in Fitch's ratings and research is difficult to win, and easy to lose, and Fitch's continued success is dependent on that confidence.

Fitch expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, and to comply with all applicable laws, rules and regulations, and all policies and procedures adopted by Fitch, that govern the conduct of Fitch employees. Each employee is personally responsible for maintaining the highest levels of integrity to preserve the trust and confidence of global investors.

Fitch's Chief Executive Officer, Fitch's President, or any person designated by either of them for purposes of interpreting Fitch's Code of Ethics shall be able to interpret this Code and any related policies and procedures and shall be able to approve in writing any exceptions to this Code or any of the related policies and procedures. Notice of all such exceptions shall be provided to the Chief Compliance Officer or their designee for receipt of such notices prior to or at the time the exception is approved.

1.2.   Ratings

Fitch publishes opinions on a variety of scales, the most common of which are credit ratings. Credit ratings are opinions on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims, or counterparty obligations. Ratings are limited by their respective definitions, which are available on Fitch's free public website at www.fitchratings.com.

Ratings may apply to a variety of entities, including sovereigns, financial institutions, and corporations, and to the securities or other obligations they issue, as well as to structured finance securities backed by receivables and other financial assets. Ratings may also reflect the financial strength of insurance companies, banks, and financial guarantors.

1.3.   Risk Management

Fitch's risk management function is comprised of individuals with the appropriate experience to identify, assess, monitor, and report on risks arising from Fitch's activities, including, but not limited to legal, reputational, operational, and strategic risk. The risk management function has a reporting line independent of its analytical and commercial groups, and provides periodic updates to the Board to assist the Board in assessing the adequacy of Fitch's policies, procedures, and internal controls. The Board updates also facilitate the documentation, enforcement, and management of the policies, procedures, and controls specified in the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.

1.4. Training

Fitch's framework of policies, procedures, and controls, requires employees to receive formal periodic training at reasonably regular intervals. The subject matter covered by the training is specific to each employee's responsibilities and addresses as applicable, this Code, credit rating methodologies, the laws governing credit rating activities, policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments. Fitch's training requirements also cover applicable policies and procedures for handling confidential and material non-public information. The policies, procedures, and controls include specific measures intended to ensure that employees undergo required training.

2. Code of Conduct

2.1. Quality and Integrity of the Rating Process

A. Quality of the Rating Process

2.1.1. Ratings are Fitch's opinions about future creditworthiness. They do not provide a guarantee of future performance of the rated entity or instrument. The performance of ratings should instead be assessed on whether they have been assigned in accordance with Fitch's methodologies and established policies and procedures.

2.1.2. Fitch shall use rating methodologies and criteria that are rigorous, systematic and, where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

2.1.3. The rating analysis and any rating action shall be based upon criteria and methodologies established by Fitch. Analysts shall apply a given criteria or methodology in a consistent manner, as determined by Fitch.

2.1.4. Ratings and rating outlooks shall be assigned by Fitch and not by any individual analyst employed by Fitch. Ratings shall reflect the consideration of all information known to the relevant rating committee, and believed by such rating committee to be relevant, of sufficient quality and from reliable sources, in a manner generally consistent with Fitch's established criteria and applicable rating methodologies. Fitch shall use people who, individually or collectively (particularly where rating committees are used) have appropriate knowledge and experience in developing a rating opinion for the type of rating being considered.

2.1.5. Fitch shall maintain internal records to support its ratings and rating outlooks in accordance with its policies and applicable laws, rules, and regulations. Additionally, Fitch has established guidelines for the management, maintenance, and orderly disposition of all records, including records relating to the policies, procedures, criteria, and methodologies used to determine credit ratings and the standards of training, experience, and competence for credit analysts.

2.1.6. Fitch and its analysts shall take steps to avoid issuing any credit analyses or reports that knowingly contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or obligation.

2.1.7. Fitch shall ensure that it has and devotes sufficient resources to carry out and maintain high-quality credit ratings. When deciding whether to rate or continue rating an obligation or issuer, Fitch shall assess whether it is able to devote sufficient personnel with sufficient skill sets to take a proper rating action and whether its personnel are likely to have access to sufficient information needed in order to take such action. Fitch shall adopt reasonable measures so that the information it uses in assigning and maintaining ratings is of sufficient quality to support a credible rating. If the rating or a rating outlook involves a type of structured financial product presenting limited historical data (such as an innovative financial vehicle), Fitch shall disclose, clearly and in a prominent place, such limitation.

2.1.7.1. Fitch has established a review function comprised of one or more senior personnel with the appropriate experience, to review the feasibility of providing a rating for a type of structure that is materially different from the structures Fitch has previously rated.

2.1.7.2. Fitch has established and shall implement a rigorous and formal review function responsible for periodically reviewing all aspects of its credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. This function is separate from the business lines that are principally responsible for rating various classes of issuers and obligations.

2.1.7.3. Fitch shall assess whether existing methodologies and models used in the process of determining ratings of structured products remain appropriate when Fitch has determined that the risk characteristics of the assets underlying the relevant structured product have changed materially. Fitch shall refrain from issuing a rating in the case of a new, complex type of structured product, unless Fitch has determined that it has sufficient information and expertise to analyze the product.

2.1.8. Fitch shall structure its rating teams to promote continuity and avoid bias in the rating process.

B.   Monitoring and Updating

2.1.9. Fitch shall ensure that adequate personnel and financial resources are allocated to monitoring and updating its ratings. Except for point-in-time ratings that Fitch clearly identifies as such, once a rating is published Fitch shall, in accordance with its established policies and procedures on surveillance and based solely upon information it receives from issuers and other public information sources, monitor on an ongoing basis and update the rating by:

- Regularly reviewing the issuer's creditworthiness;

- Initiating a review of the rating upon becoming aware of any information that it believes might reasonably be expected to result in a rating action (including withdrawal of a rating), consistent with the relevant criteria and methodologies; and

- Updating on a timely basis the rating, as appropriate, based on the results of any such review.

Where appropriate, subsequent monitoring should incorporate all cumulative experience obtained. Changes in Fitch's criteria and assumptions shall be applied, where appropriate, to both existing ratings and subsequent ratings.

In cases where Fitch uses separate analytical teams for determining initial ratings and for subsequent monitoring of structured finance products, each team shall have the requisite level of expertise and resources to perform its respective functions in a timely manner.

2.1.10. Fitch reserves the right to withdraw any rating at any time for any reason, including withdrawal without notice, if a rating committee concludes that Fitch lacks sufficient information to maintain the rating or that any information provided to Fitch is unreliable. In the event a public rating is withdrawn, Fitch shall publish an appropriate commentary that includes the current rating(s) and states that the rating(s) has/have been withdrawn and that Fitch will no longer provide the rating(s) or analytical coverage of the issuer.

C. Integrity of the Rating Process

2.1.11. Fitch and its employees shall comply with all applicable laws and regulations governing its activities in each jurisdiction in which it operates.

2.1.12. Fitch and its employees shall deal fairly and honestly with issuers, investors, other market participants and the public.

2.1.13. Fitch's analysts shall be held to high standards of integrity, and, subject to applicable law, Fitch shall not knowingly employ individuals where there is evidence that they have compromised integrity.

2.1.14. Fitch and its employees shall not, either implicitly or explicitly, give any assurance or guarantee of a particular rating prior to the final rating decision being taken in accordance with Fitch's established policies and procedures. Nothing in this Code shall preclude Fitch from continuing to provide rating assessments and credit assessments — that is, an assessment of creditworthiness that does not constitute a rating in that the analysis is based on hypothetical scenarios and/or limited information.

2.1.15. Fitch's analysts are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors that could impact a credit rating of the rated entity or obligation, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, in assessing the credit risk of a structured finance transaction, Fitch's analysts may properly hold a series of discussions with an issuer or its agents in order to: (1) understand and incorporate into their analysis the particular facts and features of the structured finance transaction, and any modification, as proposed by the issuer or its agents; and (2) explain to the issuer or its agents the rating implications of Fitch's methodologies as applied to the issuer's proposed facts and features.

2.1.16. Fitch's Chief Compliance Officer and staff oversee compliance with this Code, the policies referred to in this Code and applicable laws, rules, and regulations. The Chief Compliance Officer, and any member of the compliance staff, shall not vote on any rating committees and shall not report to any party responsible for the operational management of the rating function. Their compensation shall be independent of Fitch's rating operations.   The Chief Compliance Officer also oversees the design, implementation, and performance of a periodic review and testing process through which compliance with this Code and the policies and procedures of Fitch shall be thoroughly assessed.

2.1.17. Fitch's employees are not expected to be experts in the law.   Nonetheless, its employees are expected to report to the Chief Compliance Officer, or their designee, the activities about which they have knowledge that a reasonable person would question as a potential violation of this Code or applicable law. The Chief Compliance Officer, or their designee, shall determine the merits of the situation and, if warranted, take appropriate action, as determined by Fitch's policies and procedures and applicable laws, rules and regulations of the relevant jurisdiction. Any employee who, in good faith, makes such a report shall not be retaliated against by Fitch or any other employees of Fitch. The Chief Compliance Officer has established and shall maintain procedures for employees to report any illegal, unethical, or inappropriate conduct, including, to the extent practical, through various telephonic and electronic means, on both an anonymous and a disclosed basis. Failure by any Fitch employee to comply with the provisions of this Code may result in disciplinary action being taken against the employee, including the dismissal of the employee.

2.2.   Independence and Avoidance of Conflicts of Interest

A.   General

2.2.1.   Fitch shall not forbear or refrain from taking a rating action based on the potential effect (economic, political or otherwise) of the rating action on Fitch, an issuer, an investor, a subscriber or other market participant.

2.2.2.   Fitch and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity. All employees shall comply with the provisions of the Global Securities Trading and Conflicts of Interest Policy, which is available on Fitch's free public website, www.fitchratings.com.

2.2.3.   The determination of a rating shall be influenced only by factors known to the relevant rating committee and believed by it to be relevant to such rating.

2.2.4.   The rating or rating action Fitch assigns to an issuer or security shall not be affected by the existence of or potential for a business relationship between Fitch (or its affiliates or shareholders) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship. The following actions are prohibited:

- Conditioning or threatening (directly, indirectly, or implicitly) to condition the issuance of a rating on the purchase of any other products or services of Fitch;

- Issuing, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to issue a rating that is not determined in accordance with Fitch's established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch;

- Modifying, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to modify a rating that is not determined in accordance with Fitch's established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch; and

- Issuing or threatening (either directly, indirectly or implicitly) to issue a lower rating, lowering or threatening (either directly, indirectly or implicitly) to lower an existing rating, refusing to issue a rating, or withdrawing or threatening (either directly, indirectly or implicitly) to withdraw a rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by Fitch, where such practice is engaged in by Fitch for an anticompetitive purpose.

2.2.5.   Fitch shall separate, operationally, legally, and physically, where practicable, its rating business and rating analysts from any other Fitch businesses, including consulting businesses, that may present a conflict of interest. Fitch has published and shall maintain a formal Firewall Policy governing firewalls and operations between Fitch and its non-rating affiliates to mitigate potential conflicts of interest. This policy is available on Fitch's free public website, www.fitchratings.com. Fitch shall ensure that ancillary business operations, which do not necessarily present conflicts of interest with Fitch's rating business, have in place procedures and mechanisms designed to minimize the likelihood that conflicts of interest will arise or to appropriately manage those conflicts that may arise. Fitch defines what it considers, and does not consider, to be an ancillary business and why, in Fitch's Statement on "Definition of Ancillary Business", available on Fitch's free public website, www.fitchratings.com.

B.   Procedures and Policies

2.2.6. Fitch has adopted written internal procedures and mechanisms to (1) identify and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the opinions and analyses Fitch makes or the judgment and analyses of the individuals Fitch employs who are directly involved in credit rating activities or who approve credit ratings and rating outlooks. Fitch will disclose such conflict avoidance and management measures.

2.2.7. Fitch's disclosures of known actual and potential conflicts of interest shall be timely, clear, concise, specific, and prominent.

2.2.8. The general nature of Fitch's compensation arrangements with rated entities is as follows: Fitch shall make every effort to manage the potential conflict arising from the payment of fees by issuers and ensure that Fitch's receipt of fees from issuers does not impair the independence, objectivity, or integrity of its ratings and rating actions. Fitch shall maintain a set fee schedule and make it available to all issuers and their agents, provided, however, that Fitch reserves the right to periodically revise its fee schedule without prior notice. Fitch shall not base any fees on the success of a bond issue or the issuer achieving any particular rating or other result. Fitch shall disclose in all of its published research that Fitch is paid fees by the issuers it rates, as well as its range of fees. Any issuer may terminate its fee arrangement with Fitch without fear that its rating will be lowered for that reason. Fitch, however, reserves the right to withdraw any rating at any time for any other reason, including if Fitch deems there is insufficient market interest in the rating or insufficient information to maintain the rating, or both.

- If Fitch were to receive from a rated entity compensation unrelated to Fitch's ratings and routine subscription and license fees for its published research and data, such as compensation for consulting services, Fitch shall disclose the proportion such non-rating fees constitute against the fees Fitch receives from the entity for ratings and routine subscriptions and licenses.

- Fitch Ratings, Inc. shall disclose if it receives 10 percent or more of its total net revenue (the "**Ten Percent Threshold**") for a fiscal year from a single issuer, originator, arranger or subscriber.

- Fitch shall also make any other disclosures concerning revenues or billings at the relevant Fitch subsidiary as required by applicable regulation.

- Fitch shall encourage issuers and originators of structured finance products to disclose publicly all relevant information with respect to such products to enable investors to conduct their own analyses independently of that of rating agencies. As specified in Section 3.6 below, Fitch expects that such public disclosure will happen.

2.2.9. Fitch's employees, and in some cases family members of the employee (e.g., spouse, domestic partner, or dependent), shall not hold or transact in trading instruments or engage in any securities trading or other activities presenting conflicts of interest with their involvement in Fitch's rating activities.

2.2.10. If a rated entity (for example, a government or central bank) has, or is simultaneously pursuing, affiliated oversight functions related to Fitch, Fitch shall use different employees to conduct its rating actions with respect to such entity than those employees involved in its oversight issues.

C. Analyst and Employee Independence

2.2.11. Reporting lines for Fitch employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

- Analysts shall not be compensated or evaluated on the basis of the amount of revenue that Fitch derives from issuers that the analyst rates or with which the analyst regularly interacts.

- Fitch shall conduct formal and periodic reviews of its compensation policies and practices for its analysts and other employees who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of Fitch's rating process.

2.2.12. Employees who are directly involved in the rating process shall not initiate, or participate in, discussions regarding fees or payments with any entity they rate.

2.2.13. Fitch analysts shall not hold or transact in a trading instrument issued by a rated entity, or by an issuer of a rated security, in the analyst's area of primary analytical responsibility; nor shall an analyst hold or transact in any security or derivative based on a security issued, guaranteed or otherwise supported by any entity within such analyst's area of primary analytical responsibility.

In addition, Fitch employees shall not participate in or otherwise influence the determination of Fitch's rating or rating outlook of any particular entity or obligation, if the employee and in some cases family members of the employee (e.g., spouse, domestic partner, or dependent):

- Owns securities or derivatives of the rated entity, other than holdings in diversified collective investment schemes;

- Owns securities or derivatives of any affiliate of a rated entity, the ownership of which may cause or may be perceived as causing a conflict of interest, other than holdings in diversified collective investment schemes;

- Has had a recent employment or other significant business relationship with the rated entity that may cause or may be perceived as causing a conflict of interest;

- Has a relative in a "Key Management Position" defined as a position held by a Fitch employee's spouse, partner, parent, child or sibling at a rated entity that includes a member of a board of directors or an equivalent position; an executive officer role, such as chairman, chief executive officer, president, chief legal officer, or chief operating officer; chief financial officer or a role that reports directly to the chief financial officer; treasurer or a role that reports directly to the treasurer; or a role in any capacity that interfaces with rating agencies ; or

- Has, or had, any other relationship with the rated entity or any affiliate thereof that may cause or may be perceived as causing a conflict of interest.

The forgoing shall not preclude an analyst from holding or trading a diversified collective investment scheme that owns a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility and/or a derivative based on a security issued, guaranteed or otherwise supported by any entity within such analyst's area of primary analytical responsibility.

2.2.14. Fitch employees are prohibited from soliciting money, gifts, or favors from anyone with whom Fitch does business and are prohibited from accepting gifts offered in the form of cash or any gifts exceeding a minimal monetary value.

2.2.15. Any Fitch analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated entity or agent of such entity within his or her area of analytic responsibility), shall, in accordance with Fitch's policies and procedures and subject to applicable law, disclose the relationship to the appropriate manager or officer of Fitch.

2.2.16. Fitch has established policies and related procedures for reviewing, as appropriate, the past work of analysts that leave the employ of Fitch and join an issuer that any such analyst has been significantly involved in rating or a financial firm with which any such analyst has had significant dealings as part of his or her duties at Fitch.

D.   Analyst Rotation

2.2.17. In each jurisdiction where local law requires analysts in one or more asset classes to rotate coverage responsibilities, subject to Fitch's policies concerning analyst rotation, analysts may retain analytical responsibilities for rated entities for up to the maximum period allowed under applicable law.

2.2.18. In jurisdictions where is it not mandated to rotate analytical coverage responsibilities, Fitch may restrict the number of years that analysts may have analytical responsibilities for any rated entity, taking into consideration whether it is practicable and appropriate for the size and scope of its credit rating services.

2.2.19. Fitch shall publish on its free website, www.fitchratings.com, the applicable time limits for each jurisdiction in which Fitch maintains an analyst rotation system.

E.   Fitch Restrictions

2.2.20. No Fitch Rating Company will hold or transact in trading instruments presenting a conflict of interest with Fitch's credit rating activities. (For the avoidance of doubt, this does not prevent Fitch from investing in diversified collective investment schemes, including managed funds, or in maintaining bank accounts and/or holdings and/or investments in financial instruments that are consistent with routine treasury or other ordinary course of business operations, or in insuring Fitch's business in the ordinary course.)

2.2.21. Fitch Ratings, Inc. shall neither issue nor maintain a credit rating solicited by a rated entity if the Ten Percent Threshold (as defined in section 2.2.8 above) is reached for such rated entity in the most recently ended fiscal year.

2.3.   Responsibilities to the Investing Public and Issuers

A.   Transparency and Timeliness of Ratings Disclosure

2.3.1. Fitch shall make every reasonable effort to ensure that the time between a rating committee determining a final rating action and the distribution of that rating action and related commentary should be as short as reasonably possible.

2.3.2. Fitch's policy for distributing public ratings and the related commentary and updates is as follows: Fitch shall publish all public ratings and rating outlooks, and related rating actions and opinions, including any withdrawal of a rating, free of charge on a non-selective basis on its free public website, www.fitchratings.com. Simultaneously with the publication of any initial public rating or subsequent rating action, Fitch shall distribute an appropriate announcement of the rating or rating action, together with related commentary including rating outlooks, through the wire services and other media outlets as Fitch may determine are appropriate to disseminate ratings and rating actions.

2.3.3.   Fitch shall indicate with each of its ratings when such rating (including rating outlooks) was last updated. Each rating announcement shall also indicate the principal methodology or methodology version that was used in determining the rating and where that methodology can be found.   Where the rating is based, to a significant extent, on more than one methodology or where a review of only the principal methodology might cause financial market professionals to overlook other important aspects of the rating, Fitch shall indicate where the different methodologies and other important aspects, as the case may be, that were factored into the rating decision can be found.

2.3.4.   Except for private ratings provided only to the requesting party, Fitch shall disclose to the public, on a non-selective basis and free of charge, any rating or rating outlook regarding publicly issued securities, or public issuers themselves, as well as any subsequent decisions to withdraw such a rating, if the rating action is based in whole or in part on material non-public information.

2.3.5.   Fitch shall base its rating analyses and rating decisions, which are Fitch's opinions, upon Fitch's established criteria, methodologies, and ratings definitions, applied in a consistent manner. All rating criteria and methodologies shall be available on Fitch's free public website, www.fitchratings.com. Fitch's criteria, methodologies, and ratings definitions   shall identify the specific factors that it considers during the rating and surveillance processes.

- Where Fitch assigns an initial rating to a structured finance product, it shall provide investors with sufficient information about its loss and cash-flow analysis so that a financial market professional can understand the basis for Fitch's rating. To the extent practical, Fitch shall also disclose the degree to which it analyzes how sensitive a rating of a structured finance product is to changes in Fitch's underlying rating assumptions.

- In its rating action commentary, Fitch shall differentiate its ratings of structured finance products from traditional corporate bond ratings through the inclusion of additional commentary or an appropriate modifier to the ratings. Fitch shall clearly define a given rating symbol and apply it in a consistent manner for all types of securities to which that symbol is assigned.

- Fitch shall clearly indicate the attributes and limitations of each rating or rating outlook and the limits to which Fitch verifies information provided to it by the issuer or originator of a rated security (as to which latter point, see Section 4.4 below).

2.3.6.   When Fitch publishes a rating or rating outlook, or takes any other rating action with respect to a published rating or rating outlook, Fitch shall explain in the related commentary and reports the elements the rating committee found key to such rating or rating outlook or rating action, subject to any applicable laws with respect to the disclosure of confidential information and any restrictions imposed by applicable confidentiality agreements. Fitch shall always maintain complete editorial control over all rating actions, related commentaries and all of its other published materials, including all reports, criteria, methodologies, ratings definitions, and other policies and procedures. This control shall extend to when, and whether, Fitch shall take, or publish, any rating action.

2.3.7. To the extent reasonably feasible and appropriate, prior to issuing or revising a rating, Fitch shall provide the issuer advance notification of all rating actions and a copy of the commentary to be published with respect to such action, including the critical information and principal considerations upon which the rating decision has been based. Fitch provides such notification and related commentary solely to allow the issuer to check for factual accuracy or the presence of non-public information. Fitch shall duly evaluate any comments made by the issuer; however, the issuer may not propose any drafting or editorial changes to the commentary provided, other than to correct factual errors or remove references to non-public information. Fitch always retains the right to publish the commentary at the most appropriate time and in whatever form it deems most appropriate in its editorial judgment. In certain circumstances, Fitch in its sole discretion may decide not to provide such advance notification if timely dissemination of the rating committee decision would be compromised. In such cases, Fitch shall inform the issuer as soon as practical thereafter and, generally, shall explain the reason for not notifying the issuer. Subject to the exceptions set forth below, Fitch shall review any rating action when requested by an issuer to do so if the issuer provides to Fitch, in a timely manner, new or additional information that Fitch believes to be relevant to the rating. In certain event- or performance-driven situations, such as rating actions necessitated by an extraordinary transaction or event, or in the case of evidence of fraud, market manipulation, selective disclosure of the rating action or other inappropriate conduct, Fitch reserves the right to issue and publish a rating action without giving the issuer an opportunity to request such a review.

2.3.8. In order to promote transparency and to enable the market to best judge the aggregate performance of its ratings on debt instruments, Fitch, where possible, shall conduct periodic studies on the performance of Fitch-rated securities and issuers, including current and historical default rates by rating category and rating transition analyses. Fitch shall make all transition and default studies available on Fitch's free public website, www.fitchratings.com. Where feasible, this information shall include verifiable, quantifiable historical information about the performance of its ratings, organized and structured, and, where possible, standardized in such a way to assist financial market professionals in drawing performance comparisons between different rating agencies.

2.3.9. For each rating, Fitch shall, in accordance with its Rating Solicitation and Participation Disclosure Policy, make available on Fitch's free public website, www.fitchratings.com, the following disclosure (i) whether the issuer participated in the rating process; and (ii) the solicitation status of such rating.

2.3.10. Fitch shall review and update to the extent it deems appropriate its criteria and methodologies on a regular basis. Fitch shall publicly disclose any material modification to its methodologies and significant practices, procedures, and processes. Where feasible and appropriate, Fitch shall undertake to disclose planned material modifications prior to the effective dates of such modifications. Fitch shall consider the various uses of ratings before modifying its methodologies, practices, procedures, and processes.

B.   The Treatment of Confidential Information

Fitch shall use, maintain, and protect confidential and/or material non-public information in accordance with its policies governing the treatment of confidential information and applicable laws, rules, and regulations.

2.4.   Disclosure of this Code and Communication with Market Participants

2.4.1.   This Code is based on the provisions of the IOSCO Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. Fitch will disclose on a timely basis any changes to this Code or to how this Code is implemented and enforced.

2.4.2.   All market participants and the public are welcome to have a voice regarding Fitch and its policies, including raising any questions, concerns, or complaints they may have. Comments should be directed to the relevant Regional Credit Officer within the global Credit Policy Group, according to the location of the respondent. The Regional Credit Officers report directly to the Chief Credit Officer and, among their other responsibilities, are responsible for tracking comments from third parties and responding to inquiries.   The Regional Credit Officers will notify Fitch's senior management of substantive third-party comments, which will be considered as Fitch formulates or revises its policies and procedures, or both. Contact information for the Regional Credit Officers is available on Fitch's free public website, www.fitchratings.com.

2.4.3.   Fitch shall publish in a prominent position on the homepage of its free public website, www.fitchratings.com, links to: (1) this Code; (2) its methodologies; and (3) its transition and default studies.

3. What Fitch Expects of Issuers

3.1. Fitch expects that each issuer that has agreed to participate in the rating process, or its agents, will promptly supply to Fitch all information relevant to evaluating the ratings on such issuer or the relevant securities, including, without limitation, all material changes in any information previously provided, potential material events and the issuer's overall financial condition, which may require communication of non-public information to Fitch.

3.2. Fitch expects all such information to be timely, accurate, and complete in all respects.

3.3. Fitch expects issuers to respond to its questions as quickly as possible and to explain the reasons for any delay.

3.4. During any time period in which an issuer is reviewing commentary or reports to be published by Fitch, Fitch expects such issuer will not disclose the commentary or reports in advance of Fitch's publication or take advantage of the delay in publication in any way.

3.5. Should an issuer choose to stop cooperating with Fitch in the rating process, Fitch also reserves the right to continue to rate the issuer or any securities issued by the issuer, based on the information previously provided to Fitch by the issuer or its agents and any other public and/or non-public information available to Fitch.

3.6. Fitch expects that structured finance issuers and arrangers, and originators of structured finance products, will publicly disclose all relevant information regarding these products so that investors and other rating agencies can conduct their own analyses independently of the rating agency/agencies solicited by or on behalf of the issuers and/or originators to provide ratings.

4. Disclaimers

4.1. Fitch is publishing this Code on its free public website, www.fitchratings.com. However, with such publication, Fitch does not intend to assume, and is not assuming, any responsibility or liability to any party arising out of, or with respect to, this Code. This Code is not intended to, and does not, form a part of any contract with anyone, and no one shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. Fitch may amend this Code at its sole discretion, in any way Fitch sees fit at any time.

4.2. Users of ratings should be aware that Fitch's ratings are opinions reflecting the ability of an entity or a securities issue to meet financial commitments such as interest, preferred dividends and repayment of principal, in accordance with their terms. Ratings are not themselves facts and therefore cannot be described as being "accurate" or "inaccurate".

4.3. Credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of loss due to changes in interest rates and other market considerations.

4.4. In issuing and maintaining its ratings or rating outlooks, Fitch relies on factual information it receives from issuers, underwriters and from other sources Fitch believes to be credible. Fitch conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction.

4.5. The manner of Fitch's factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions, and other reports provided by third parties, the availability of independent and competent third-party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors.

4.6. Users of Fitch's ratings should understand that neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch relies on in connection with a rating will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch and to the market in offering documents and other reports. In issuing its ratings Fitch must rely on the work of experts, including independent auditors with respect to financial statements and attorneys with respect to legal and tax matters. Further, ratings are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings can be affected by future events or conditions that were not anticipated at the time a rating was issued or affirmed. If any such information should turn out to contain misrepresentations or to be otherwise misleading, the rating or rating outlook associated with that information may not be appropriate. The assignment of a rating to any issuer or any security should not be viewed as a guarantee of the accuracy, completeness or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

4.7. Fitch does not have a fiduciary relationship with any issuer, subscriber or other individual. Nothing is intended to or should be construed as creating a fiduciary relationship between Fitch and any issuer or between Fitch and any user of its ratings.

4.8. Ratings do not constitute recommendations to buy, sell or hold any security nor do they comment on the adequacy of market price, the suitability of any security for a particular investor or the tax-exempt nature or taxability of any payments of any security.

4.9. Ratings may be changed, qualified, placed on Rating Watch or withdrawn as a result of changes in, additions to, accuracy of, unavailability of or inadequacy of information or for any reason Fitch deems sufficient.

4.10. Fitch does not provide to any party any financial advice or legal, auditing, accounting, appraisal, valuation or actuarial services. A rating should not be viewed as a replacement for such advice or services.

4.11. The assignment of a rating by Fitch shall not constitute consent by Fitch to use its name as an expert in connection with any registration statement, offering document or other filings under any relevant securities laws.

Effective Date:	April 2005
Procedure Owners:	Compliance Department
Procedure Reviewers:	Jeff Horvath
Procedure Approver:	Executive Committee & Independent Directors of Fitch Ratings, Inc.
Version:	12
Last Updated:	February 26, 2016

FitchRatings

Bulletin #: 4

Policy on Business and Relationship Management

Effective Date: 15 June 2015

Version: 13

Author: Business & Relationship Management Group

I. INTRODUCTION

A. General Principles

1. Fitch is a commercial enterprise and it receives compensation from issuers, obligors, underwriters and/or sponsors of securities or money market instruments, as well as from other third parties for its analytical services. However, business considerations must have no impact on any analytical work carried out by Fitch. Fitch shall maintain a separate Business and Relationship Management (**BRM**) Group, which will carry out rating marketing activities independently and in accordance with this policy, to ensure that analytical staff is not influenced by business considerations. For the avoidance of doubt, the fact that analysts are aware generally that Fitch receives compensation for its analytical work shall not be construed as meaning the analysts are influenced by business considerations.

2. All discussions with an issuer, originator, arranger, sponsor, servicer or any other party that interacts with Fitch on behalf of the issuer, including any person directly or indirectly linked to that issuer by control (collectively, the issuer's Agents) concerning rating fees, fee arrangements, or billings must be handled by BRM, finance and accounting staff, members of the Legal Department, or anyone else who is employed by Fitch to handle billing or fee collection matters. This policy applies to all groups in the firm worldwide. Although it is generally not possible to prevent issuers and their Agents from raising issues concerning fees and billings with analysts, in such cases analysts must refer these inquiries to a member of the relevant BRM team.

3. Access to, and dissemination of, detailed fee and billings information (at the issuer and transaction level) is limited to members of BRM, Strategy and Business Intelligence (SBI), Fitch's finance and accounting staff and, if requested, members of the Legal, IT and Compliance Groups.

4. Access to product-level financial information — including revenues, P&L statements and non-public market share data — is permitted for members of BRM, SBI, Fitch's finance and accounting staff and, if requested, members of the Legal, IT and Compliance Groups. Receipt of such information is also permitted for a limited number of senior analytical staff as specified below:

a. Group P&L statements: Restricted to the Global Analytical Head and Senior Global Group Heads only.[1]

b. Group revenues: Regular distribution restricted to the Global Analytical Head and Senior Global Group Heads only. However, Managing Directors who are Global or Regional Group Heads are permitted to receive and discuss such information on an ad hoc basis where necessary for planning purposes.

c. Non-Public Market Share information: Restricted to the Global Analytical Head, Senior Global Group Heads and Managing Directors who are Global or Regional Group Heads).

5. The Global Analytical Head and Senior Global, Global and Regional Group Heads may be consulted by BRM staff in developing revenue budgets, as part of the regular and ongoing financial reviews, in revising relevant fee schedules, and to understand the complexity of innovative transactions for fee-setting purposes.

6. Country-level financial information (including revenues, billings, P&L statements, and non-public market share data) may be provided to board members of local operating entities for the purpose of fulfilling their board and regulatory responsibilities.

7. Exceptions to this policy must be approved in advance by the Global Analytical Head and must be reported to the Exceptions Log. However, no exceptions may be granted that conflict with the provisions of Sections I and III of this policy.

II. FEE NEGOTIATION AND THE COMMENCEMENT OF THE ANALYTICAL PROCESS

A. Structured Finance

The following must be followed for all structured finance mandates:

1. Members of either the BRM team or the relevant analytical team may receive basic information relating to the transaction that is not fee-related from the issuer and/or its Agents. Whichever team receives the information is responsible for entering it into the appropriate database.

2. BRM is responsible for pricing each request for rating services and for entering all fee-related information into the appropriate Fitch system.

3. Only BRM staff may communicate with the issuer and/or its Agents regarding fees and other commercial terms relating to Fitch's rating services.

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[1] For purposes of this bulletin, analytical management roles are defined as follows: a Senior Global Group Head is an individual with overall global management responsibility for Corporates, Financial Institutions, Structured Finance or Public Finance. A Global Group Head, who <u>may also be</u> a Senior Global Group Head, is an individual who has global management responsibility for a specific product area (i.e. Sovereigns, Insurance, Covered Bonds, International Public Finance, U.S. Public Finance, Global Infrastructure, FAM, Corporates, Banks and Structured Finance). A Regional Group Head is an individual who has regional management responsibility for a specific product area (e.g. Regional Group Head for EMEA Corporates).

4. Once all commercial terms are agreed, BRM is responsible for notifying the analytical team that they may start the assessment or rating assignment. This notification must make clear which analytical product is to be provided.

5. All questions regarding specific fees, billings or general pricing policy received by analysts must be forwarded to the appropriate contact within BRM for resolution.

6. Analysts must immediately notify the Managing Director to whom they report, the relevant BRM product head and Compliance in the event they receive fee information from an Issuer or BRM or any other party. If any other unauthorized person receives fee or billings information, they must notify their Managing Director.

B. **Corporate and Public Finance**

The following must be followed for all corporate and public finance rating mandates:

1. BRM is responsible for pricing each request for rating services and for entering all fee-related information into the appropriate Fitch system.

2. Only BRM staff may communicate with the issuer and/or its Agents regarding fees, billings and other commercial terms of Fitch's rating services.

3. Once all commercial terms are agreed, BRM is responsible for notifying the analytical team that they may start the assessment or rating assignment. This notification must make clear which analytical product is to be provided.

4. All questions regarding specific fees, billings or general pricing policy received by analysts must be forwarded to the appropriate contact within BRM for resolution.

5. Analysts must immediately notify the Managing Director to whom they report, the relevant BRM product head and Compliance in the event they receive fee information from an issuer or BRM or any other party. If any other unauthorized person receives fee or billings information, they should notify their Managing Director.

III. **THE PREPARATION AND DISSEMINATION OF REVENUE, BUDGET AND NON-PUBLIC MARKET SHARE INFORMATION**

A. **Revenue and Budget Data**

1. Finance and accounting staff must not provide or discuss information concerning individual fees and billings for issuers and transactions with analytical staff. Distribution of information concerning individual fees and billings for issuers and transactions shall be limited to BRM and SBI staff and, upon request, Legal, IT and Compliance personnel.

2. BRM is responsible for preparing projected monthly revenue estimates and for providing these estimates to Accounts.

3. BRM is responsible for preparing annual budgets and fee schedules. BRM staff may consult with the Global Analytical Head and Managing Directors in the analytical groups who are either a Senior Global, Global or Regional Group Head as part of this process.

4. Finance and accounting staff are responsible for producing sector and group-level revenue information.

5. Distribution of annual budgets and sector and group-level revenue information shall be limited to members of Fitch's executive committee; members of the boards of

directors of Fitch, its subsidiaries and its affiliates; BRM staff; SBI staff, senior analytical staff as specified in Section I.A.4 of this Bulletin; and, if requested, Legal, IT and Compliance personnel.

B. Non-Public Market Share Information

Since considerations of market share and other business interests must not influence ratings, criteria, methodology or models, the distribution of consolidated non-public market share information must be limited to members of Fitch's executive committee; members of the boards of directors of Fitch, its subsidiaries and its affiliates; senior analytical staff as specified in Section I.A.4 of this Bulletin; BRM and SBI staff; finance and accounting staff; and, if requested, Legal, IT and Compliance personnel.

IV. INTERACTION WITH ISSUERS, BANKERS AND INVESTORS

A. Interactions with Issuers

1. Joint analytical/BRM meetings with issuers are permitted in certain cases, both before and after the signing of an engagement letter, provided the following is adhered to.
2. Any meetings, discussions or other interactions organized for the primary purpose of enabling Fitch to secure new business, or future business from existing issuers, must only be led by a member of the BRM team.
3. Analytical staff titled Associate Director or above may attend meetings, discussions and interactions arranged solely to secure new or future business, but only for the purpose of discussing analytical views and credit considerations.
4. No fee discussions may occur at any meetings, discussions or other interactions where analytical staff is present. Thus, as necessary, analytical staff must excuse themselves from the discussions.
5. If a meeting, discussion or other interaction is intended to cover both analytical and business topics, both a BRM representative and an analytical representative must attend to address their relevant topics. All analytical staff attending must be titled Associate Director or above. However, consistent with Section IV.A.4 above, no fee discussions may occur while analytical staff is present. Thus, as necessary, analytical staff must excuse themselves from that part of the discussion.
6. If a meeting is intended to be a purely analytical discussion, such as an issuer meeting, or a meeting to gather information for a special report, BRM staff is not permitted to attend.
7. All inquiries regarding commercial issues received from issuers by analysts must be forwarded to, and addressed by, the appropriate person within BRM.

B. Interaction with Agents

1. Joint analytical/BRM meetings with Agents are permitted in certain cases, both before and after the signing of an engagement letter, provided the following instruction is adhered to.
2. Any meetings, discussions or other interactions organized for the primary purpose of enabling Fitch to secure new business or future business from Agents must only be led by a member of the BRM team.

3. Analytical staff titled Associate Director or above may attend meetings, discussions and interactions arranged solely to secure new or future business, but only for the purpose of discussing analytical views and credit considerations.
4. No fee discussions may occur at any meetings, discussions or other interactions where analytical staff is present. Thus, as necessary, analytical staff must excuse themselves from the discussions.
5. If a meeting, discussion or other interaction is intended to cover both analytical and business topics, both a BRM representative and an analytical representative must attend to address their relevant topics. All analytical staff attending must be titled Associate Director or above. However, no fee discussions may occur while analytical staff is present. Thus, consistent with Section IV.B.4, analytical staff must excuse themselves from that part of the discussion.
6. If a meeting is intended to be a purely analytical discussion, such as an issuer meeting, or a meeting to gather information for special reports, BRM staff is not permitted to attend.
7. All inquiries regarding commercial issues received from Agents by analysts must be forwarded to, and addressed by, the appropriate person within BRM.

C. **Interactions with Investors**
1. Analytical staff is encouraged to be responsive to investor inquiries and should proactively interact with investors on analytical topics.
2. Analysts should refer to Section 7.7 of Bulletin #2 (Rating Process Manual) for further instruction.
3. Associate Directors and above may attend one-on-one investor meetings.
4. With the prior written approval of their Regional Group Head, analytical staff may invite an investor's employee(s) to be their guest at appropriate business entertainment events (e.g., a business meal). No fee discussion or solicitation of new or future business may occur during the event. Analytical staff may seek reimbursement for the event in accordance with Fitch's reimbursement policy. All interaction must be documented in the appropriate Relationship Management System.

D. **Conferences and Business Networking Events**
1. Analytical staff titled Associate Director or above may speak at conferences, subject to the provisions of this policy, Section 7.7 of Bulletin #2 (Rating Process Manual), the written approval of their Regional Group Head, and notification of the appropriate BRM representative. Any analytical staff may attend conferences subject to the prior written approval of their line manager.

All written approvals must be retained by the analyst to whom the approval applies.

If an analyst has any question regarding this policy, the analyst shall address the question to his or her respective managing director.

FitchRatings

Bulletin #: 6

Protocol for Responding to Tips Related to Fitch Rated Entities

Effective Date: 23 May 2012

Version: 4

Author: Legal Department

I. Introduction

A. What is a Tip?

From time to time, Fitch Ratings is contacted on a confidential basis with various information (or 'tips' to use the colloquial term) related to a Fitch rated entity. Generally, the contact relates to some non-public, negative piece of information regarding that entity's conduct or business practices. Fitch, for example, may receive certain information about a company that would appear to have negative repercussions for its reputation and/or financial condition, if made public and/or proven true. As a result, this allegation could very well have adverse credit implications. As a practical matter, the contact with Fitch may be via written correspondence, through a phone call or during a conversation at a meeting or a conference, and may or may not be done anonymously.

B. Tip vs. Market Rumor

Tips, as used in the context of this bulletin, are distinct from market rumors. Tips are considered explicit and overt contact initiated by a third party, whereas a market rumor is generally well circulated, but not documented. Analysts are reminded that while we do not expressly comment on market rumors, we must respond to them in an appropriate manner (i.e. confirmation with issuer or with one or more independent third parties). Market rumors could ultimately have ratings implications should it cause a liquidity issue, which is certainly a risk for confidence sensitive issuers such as banks, broker dealers, or industrials that are heavily reliant on the commercial paper markets.

II. Responsibility upon receiving a Tip

While it is not Fitch's responsibility, nor does Fitch have the authority or the capacity, to formally investigate such allegations to the extent of a law enforcement agency, as part of our ongoing surveillance of an issuer, we must consider the veracity of the allegations and their potential credit impact. We must not ignore such allegations or tips, and they must always be treated seriously and addressed immediately in accordance with this protocol. At the same time, we must not assess the credit impact of such allegations until we have completed the various inquiries outlined below, understanding that Fitch does not have the authority or capacity formally to investigate the truthfulness of the response to the tip presented to us about the rated entity. Due to the sensitivity of most allegations, the allegations must (other than as described in the next paragraph), be treated as highly confidential while they are being reviewed.

FitchRatings

III. Fitch Protocol

A. We reserve our right to protect the name/identity of any source (whether or not the source has come to Fitch on a confidential basis). Any tip, however, that alleges that an issuer that Fitch rated has committed a violation of law that has not been adjudicated by a Federal or state court will be forwarded (including the identity of the tipster) to the appropriate law enforcement agency, governmental entity or other regulatory body having jurisdiction over the rated entity. The Legal Department will be responsible for transmitting any such tip to the appropriate authority. If an analyst is contacted with an allegation, he or she must document all pertinent information by creating a written record, in English (the "Tip Memo", an outline of which is attached hereto as Attachment 1) of the nature of the claim (for example, by taking detailed notes of any conversations with a caller), the caller's name and number (unless anonymous), the date received and anything else of relevance (e.g. any documents provided by the source must be retained). In the event allegations of this type are left on Fitch voice mail, these messages must not be deleted. Instead, the analyst must forward the voice mail to the analyst's group head and to the attorney in the Legal Department that supports the analyst's group (the "Designated Attorney") if technologically possible. In addition, the analyst must (i) make as close to a verbatim written record of the content of the voice mail as possible and (ii) make this record part of the Tip Memo so that the content of the voice mail is preserved in writing.

B. Upon receiving a tip, analysts are immediately to contact their group head and the Designated Attorney to discuss the allegations. Analysts must forward all information related to the allegation including the Tip Memo to their group head and provide a copy to the Designated Attorney and the member of the Credit Policy Group that support the analyst's group.

C. If any analyst, or any other employee, receives any information or allegation that could constitute a Tip that does not relate to a credit that analyst or employee covers, that analyst or employee must immediately contact the Regional Group Head who will then contact either the lead analyst responsible for the subject of the Tip or the Designated Attorney that supports that analyst or employee's group. In the event that the tip is forwarded to the Designated Attorney, the Designated Attorney will be responsible for involving the appropriate lead analyst or group head, which analyst or group head will then be responsible for the tip as if it had been communicated directly to them.

D. Analysts are to work with the Designated Attorney and the appropriate representative of the Credit Policy Group to organize a plan to address the allegations including conducting necessary factual inquiries and reviews and, if appropriate, formulating questions for the rated entity designed to address both the specific and general concerns that the tip raises. After any appropriate initial inquiries are completed, the analysts (with or without the Designated Attorney, as they both shall determine appropriate) must then follow-up on the allegations or claims by contacting the rated entity to inquire as to their knowledge of the allegations, without divulging the source of the tip. The rated entity's response, whether oral or written must be maintained as part of the rating file for the entity.

FitchRatings

E. It is the responsibility of the Designated Attorney to (i) determine whether it is necessary to contact a governmental or regulatory authority to report the tip and the appropriate governmental or regulatory body to inform, and (ii) to record the tip in the tip log maintained by the Legal Department (the "Tip Log") and to file the Tip Memo and all related materials in the files maintained by the Legal Department for such purpose. The Designated Attorney must also (i) prepare and transmit any letter(s) to the appropriate authorities, (ii) file all such letter(s) in the files maintained by the Legal Department for such purpose, and (iii) indicate on the Tip Log the date of the transmission of such correspondence and any response from the authorities. It is the responsibility of the group head to review the allegation, the results of all inquiries made with respect to the allegation and any response provided by the rated entity and to then convene a credit committee if, in his or her judgement, the allegations have merit and there are concerns that the information could have credit implications, whether or not it is made public.

F. Upon the conclusion of the analysis of the tip, the analyst must complete a memo, in English, an outline of which is attached hereto as Attachment 2, summarizing the incident and its resolution (the "Conclusion Memo"). In accordance with Bulletin 11 (File Maintenance and Recordkeeping Policy for Analysts), the Conclusion Memo, along with all of the related documentation, must be retained and filed with the credit file to which the tip relates and copies provided to the Designated Attorney and the Credit Policy Group. The Designated Attorney must note on the Tip Log the date on which the Designated Attorney receives the Conclusion Memo and retain such memo in the files maintained by the Legal Department for such purpose. It is the responsibility of the Designated Attorney to ensure that the analyst produces a Conclusion Memo for each tip.

G. The analyst may record both the Tip Memo and the Conclusion Memo in the form of an email so long as all of the information required in Attachments 1 and 2 respectively is included in such email and the email is retained in accordance with Bulletin 11.

FitchRatings

Attachment 1

FORM OF TIP MEMO

To: Group Head, Designated Attorney and Credit Policy Group Contact
From: [Name of Fitch Analyst]
Date: [Date of Tip Memo]
Re: [Receipt of Tip concerning [Name of Subject Credit]]

1. Date and time tip received
2. Fitch employee informed
3. Informant (if identity known) including, if available: phone number, address, connection to Subject Credit
4. Name of Subject Credit
5. Responsible rating group
6. Person in such group to whom the tip was referred (if other than drafter of Tip Memo)
7. Name of rating group Head
8. Complete summary of tip (please attach any document(s) provided by Informant)
9. Date tip referred to Group Head
10. Name of Designated Attorney

FitchRatings

Attachment 2

FORM OF TIP CONCLUSION MEMO

To: Group Head, Designated Attorney and Credit Policy Group Contact
From: [Name of Fitch Analyst]
Date: [Date of Conclusion Memo]
Re: [Receipt of Tip concerning [Name of Subject Credit]]

Summary of the Tip:

1. **Date of Tip**
2. **Nature of Tip**
3. **Summary of the Tip**

Credit Section

1. Does Fitch rate the Subject Credit?
2. Would the tip, if true, have a credit impact?
3. Describe actions taken to follow-up on tip including: (i) describing the plan created in concert with the Designated Attorney and Credit Policy Group to address the allegations, (ii) attaching copies of documents reviewed and (iii) summarizing discussions with the Subject Credit, if any
4. After the initial investigation, did the group head determine that the allegations have merit and a credit committee was needed? If so, what were the results of the committee?
5. Was a RAC issued?

FitchRatings

Bulletin: 10

Firewall Policy

Effective Date: June 15, 2015

Version: 9

Author: Legal Department and Compliance

I. Fitch Group, Inc. ("Fitch") through its subsidiaries Fitch Ratings, Inc. ("Fitch Ratings"), Fitch Solutions, Inc., and Fitch Learning, Inc., is a leading provider of both credit ratings and business and consulting services to the global marketplace. The business and consulting activities of Fitch Learning, Inc. complement the credit ratings and credit risk analysis of Fitch Ratings and allow both the rating agency and its non-rating affiliates and subsidiaries to provide enhanced services to the marketplace. Fitch recognizes, however, that maintaining the integrity of the rating process, by ensuring objectivity and the confidentiality and proper use of client information, is of paramount importance.

II. As a result, Fitch, together with (i) Fitch Ratings and each of Fitch Ratings' rating affiliates and subsidiaries (collectively, "Ratings") and (ii) each of the non-rating subsidiaries of Fitch (collectively, "Non-Ratings Affiliates" or "NRA"), including Fitch Learning, Inc. as well as any division, office or branch of Ratings that engages in an "ancillary business", as this term is described in Fitch Ratings' Bulletin 30: Statement on "Definition of Ancillary Business" have implemented the following policies and procedures intended to reduce the likelihood that (x) any advisory, consulting or other ancillary business will influence the rating activities of Ratings, (y) subject to paragraph IV below, NRA personnel will become privy to confidential information possessed by Ratings or (z) subject to paragraph IV below, confidential information regarding NRA clients will be accessed by the personnel at Ratings responsible for making rating decisions:

A. No Ratings analyst shall disclose any information regarding an individual issuer to any Non-Rating Affiliate employee, except as it relates to sharing of information for research or product development, as set forth below;

B. Employees of Non-Rating Affiliates shall not disclose to any analyst of Ratings any information on the nature of any NRA engagement, including the fee paid to the NRA;

C. NRA personnel shall not sit on any rating committee or provide any information for any Ratings report regarding the business or prospects of any NRA client;

D. No Ratings analyst shall also be an employee of any NRA;

E. NRA employees shall not request any confidential information concerning any NRA client from any analyst of Ratings;

F. Ratings analysts shall not recommend the purchase of any product or service from any NRA. No employee of Fitch, whether employed by Ratings or a Non-Ratings Affiliate, shall (i) suggest or imply that the purchase of any particular product or service from any NRA will have a favorable effect on a rating or (ii) suggest or imply that the purchase of any particular product or service from any NRA, as opposed to the purchase of a competing product or service from any NRA competitor, will have a favorable effect on a rating. Ratings analysts shall refer any inquiry about the goods and services of a Non-Ratings Affiliate to an appropriate person at the Non-Ratings Affiliate;

G. NRA employees shall not recommend to their respective clients the purchase of services from Ratings as part of their engagement with such clients. NRA employees shall refer any inquiry about the ratings services of Ratings to an appropriate person at Ratings; and

H. Any actual or suspected leak of information from Ratings to any Non-Ratings Affiliate or from any Non-Ratings Affiliate to Ratings must be reported to the Chief Compliance Officer of Fitch Ratings or his/her designee immediately.

III. To further mitigate the inappropriate flow of information between Non-Ratings Affiliates and Ratings, employees of the respective companies must, to the extent practical, be physically segregated. In addition, to the extent practical, the information and data of Ratings and Non-Rating Affiliates must be located on separate servers. Consistent with Fitch's general policies and procedures, employees of Ratings and Non-Rating Affiliates should remove any confidential documents in their offices from plain sight.

IV. Non-Ratings Affiliates and Ratings may collaborate on research projects and/or product development provided such research (i) is not specific to a particular company and (ii) does not provide a ratings analyst with information concerning a specific NRA client. Ratings and any NRA are free to exchange aggregate level data and to provide products and services to each other in a manner consistent with how such products and services are provided to third-parties. When Ratings and any NRA collaborate on research projects or product development, such activities should be reported to the Compliance Group, which shall maintain a log. The Ratings and NRA participants shall provide to the Compliance Group the following: 1) Purpose of the collaboration, 2) Beginning date of the collaboration, 3) Ending date of the collaboration, and 4) Individuals involved in the collaboration, including the Fitch subsidiary employing the individual, the individual's manager, the individual's location, the individual's role in the collaboration, and the individual's period of involvement in the collaboration if different from the collaboration's beginning and ending dates.

Consistent with this policy, Ratings and Non-Ratings Affiliates also may jointly sponsor events and conferences and their respective employees may appear on panels and seminars together. In addition, administrative functions, including: legal, accounting, technology, corporate communications and human resources services, may be shared by Ratings and Non-Ratings Affiliates. Finally, the marketing departments of the respective companies may cooperate on the sale and distribution of their products.

V. Subject to the provisions of Section VII below, no Ratings company may provide a rating on a Rated Entity[1] with direct or indirect (i) control over such Ratings company, (ii) equity interests of 10% or more in such Ratings company or (iii) voting rights of 10% or more in such Ratings company.

VI. Fitch's shareholders are Fimalac S.A., a French joint stock company, and the Hearst Corporation ("Hearst"), which own 20% and 80% respectively of Fitch.

    A. No member of the board, officer or employee of Fimalac, S.A. or Hearst is permitted to participate in any rating matters at Ratings or participate in any rating committee. However, if any such person is a director of Fitch Ratings, Fitch Ratings Ltd ("FRL") or any Ratings company that is a subsidiary or affiliate of either, then in addition to his or her general duties as a member of the board, he or she must also monitor and approve, as the case may be, the (i) development of rating policy and methodologies, (ii) effectiveness of the relevant company's policies and procedures to identify and eliminate or manage and disclose conflicts of interest, (iii) effectiveness of the relevant company's internal quality control system as such system applies to rating activities and (iv) compliance and governance processes of the relevant company.

    B. Subject to subclause D below, if any member of the board, officer or employee of Fimalac S.A. (such person a "Fimalac Affiliated Person") or Hearst (such person a "Hearst Affiliated Person") is also a member of the board, officer or employee of a Rated Entity, then Ratings' analysts may hold management meetings with the Fimalac Affiliated Person or the Hearst Affiliated Person in his/ her capacity as a member of the board, officer or employee of the Rated Entity consistent with Ratings' standard practices. In such cases, disclosure of the fact that such person is a Fimalac Affiliated Person or a Hearst Affiliated Person, as the case may be, must be made: i) in the case of public ratings, in public commentary announcing the rating and any changes subsequent to, or affirmations of, the rating or ii) in the case of private ratings, in the letter assigning the rating and documenting any changes subsequent to, or affirmations of, the rating.

    C. Whenever (i) Fimalac, S.A. has an equity interest[2] of greater than 5% in a Rated Entity, or has a seat on the board of a Rated Entity or (ii) Marc Ladreit de Lacharrière ("MLL"), the controlling shareholder of Fimalac, S.A. has an equity interest of greater than 5% in, or serves on the board of, a Rated Entity, or (iii) Hearst has an equity interest of greater than 5% in a Rated Entity or has a seat on the board of a Rated Entity, or (iv) a Rated Entity has an equity interest of greater than 5% in Fimalac, S.A., or (v) a Rated Entity has an equity interest of greater than 5% in Hearst, disclosure of such fact(s) must be made: i) in the case of public ratings, in public commentary announcing the rating and any changes subsequent to, or affirmations of, the rating or

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[1] "Rated Entity" means (i) the issuer, obligor, guarantor or credit support provider (letter of credit issuer banks, etc.) with respect to any Security that is rated or in the process of being rated by Fitch, (ii) an entity to which Fitch has assigned an Issuer Default Rating, and (iii) a sponsor, seller or seller/servicer, originator, underwriter or arranger with respect to a Security in a structured finance transaction that is rated by Fitch.
[2] The equity interest excludes holdings in diversified collective investment schemes and managed funds which do not put the equity holder in a position to exercise significant influence on the business activities of the scheme.

ii) in the case of private ratings, in the letter assigning the rating and documenting any changes subsequent to, or affirmations of, the rating.

D. From 20 June 2013, if any of MLL, Fimalac, S.A. or Hearst either (i) holds an equity interest in an entity equal to 10% or more of such entity, a related third party[3] or any other ownership interest in such entity[4] or (ii) is a member of the administrative or supervisory board of such entity (or in the case of Fimalac, S.A. or Hearst, has a seat on the board), then Ratings will not initiate a rating on that entity. If any of MLL, Fimalac, S.A. or Hearst either (i) acquires an equity interest in a Rated Entity equal to 10% or more of such Rated Entity, a related third party or any other ownership interest in such Rated Entity or (ii) becomes a member of the administrative or supervisory board of such Rated Entity (or in the case of Fimalac, S.A. or Hearst, acquires a seat on the board), then Fitch shall (i) immediately disclose where the existing rating(s) and rating outlook(s) of the Rated Entity could be potentially affected by the acquisition or new membership and (ii) assess whether there are grounds for re-rating or withdrawing the existing rating(s) and rating outlook(s) of the Rated Entity.

VII. In some cases, third parties hold shares in a Ratings company due to restrictions on foreign ownership and historic shareholdings.

A. No shareholder other than the appropriate Ratings company shall be involved in the day-to-day rating operations of, or credit reviews undertaken by, that subsidiary or affiliate.

B. In the few cases where a Ratings company maintains ratings on one of its shareholders this fact shall be disclosed: i) in the case of public ratings, in the public commentary announcing the ratings and any subsequent changes to, or affirmations of, the ratings or ii) in the case of private ratings, in the letter assigning the rating and documenting any changes subsequent to, or affirmations of, the rating.

VIII. In a limited number of cases, directors of a Ratings company, including, without limitation, the independent directors of Fitch Ratings or its subsidiary, Fitch Ratings Ltd, may serve as directors on the boards of a Rated Entity.

A. In all such cases, the Ratings director is not permitted to participate in any rating matters, including, without limitation, participating in any rating committee, relating to the Rated Entity on which they serve as a director. Fitch shall ensure that no confidential information about this Rated Entity, or information that could be of interest to this Rated Entity, is shared with such a director.

B. Disclosure of the nature of such affiliation shall be made: i) in the case of public ratings, in the public commentary announcing the ratings and any subsequent changes to or affirmations of the ratings, or ii) in the case of private ratings, in the letter

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[3] In this context, "related third party" means (i) any guarantor or credit support provider (letter of credit issuer banks, etc.) with respect to any Security that is in the process of being rated by Fitch and (ii) a sponsor, seller or seller/servicer, originator, underwriter or arranger with respect to a Security in a structured finance transaction that is rated by Fitch.
[4] The equity interest excludes holdings in diversified collective investment schemes and managed funds which do not put the equity holder in a position to exercise significant influence on the business activities of the scheme.

assigning the rating and documenting any changes subsequent to, or affirmations of, the rating.[5]

IX. Fitch may undertake minority investments in companies providing services to Rated Entities. In all such cases, such companies shall be regarded as Non-Ratings Affiliates for the purposes of this Policy.

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[5] Disclosure of the nature of such affiliation shall be made where such directors are Fitch employees, or otherwise serve as executive or non-executive directors of Fitch Ratings, FRL or Fitch Ratings CIS Ltd.

Global Securities Trading and Conflicts of Interest Policy

Executive Summary

Objective:	Establishes employee reporting obligations to identify potential conflicts of interest.
Application:	All Fitch Ratings employees.
Purpose:	To prevent actual or apparent conflicts of interest.

Table of Contents

Global Securities Trading and Conflicts of Interest Policy

1.   Introduction

Fitch's continued success is dependent on its integrity and on its ability to provide global markets with objective and independent credit analyses.

This Policy, which addresses Securities trading and conflicts of interest, contains prohibitions, restrictions and disclosure requirements that help protect Fitch's reputation. All Employees are expected to understand this Policy and take every precaution to avoid conflicts of interest and the appearance of conflicts of interest. Under no circumstance should an Employee perform Analytical Activities involving a Rated Entity or Security if he/she might be unduly influenced in any way and under no circumstance should an Employee allow Confidential Ratings Information to influence his/her investment decisions.

Capitalized terms used herein are defined in Section 12 of this Policy.

1.1   Individuals Covered by This Policy

All Fitch Employees and, in certain cases, their Family Members are covered by this Policy.

1.2   Privacy of Account and Securities Information

Fitch Employees are required to report private investment information belonging to them and their Family Members, to the extent allowed by law. This information will be used on a "need to know" basis for compliance monitoring purposes and stored in secured servers and files. Compliance may be required to share this information in connection with a subpoena, court order, or as otherwise required by applicable law or by any judicial, legislative or regulatory authority. Records of Employee recusals are distributed as necessary in order to implement access controls.

1.3   Questions

If you have any questions about this Policy, please contact Compliance by email at compliance@fitchratings.com or by telephone at the Compliance Hotline 1.212.908.0873.

2.   Securities Trading Restrictions and Prohibitions

Securities trading restrictions and prohibitions are designed to help Employees avoid conflicts of interest and Insider Trading violations. The type of applicable restriction(s) depend on the Employee's job function as follows:

- All Fitch Employees and their Family Members are subject to:
  - o Insider Trading Prohibition;
  - o 30-day Holding Period Restriction;
  - o Short Sale Prohibition;
  - o Futures and Options Prohibition; and
  - o Securities Reporting (unless they are an Employee Exempt From Reporting as set forth in Section 4)
- In addition to the above, all Analytical Group Employees and their Family Members are subject to:
  - o Group Investment Restrictions
- In addition to the above, all Fund & Asset Management ("FAM") Analytical Group Employees and their Family Members are subject to:
  - o Pre-approval Requirement

2.1 Insider Trading Prohibition

Transacting in a publicly-traded Security while in possession of Material Non-Public Information (i.e., Insider Trading) or passing along such information to others who are not authorized to have it (i.e., Tipping) is illegal. Penalties for Insider Trading or Tipping can be severe. For example, the person who trades on Material Non-Public Information, or who provides such information to others, may be subject to civil penalties, criminal fines and imprisonment. Additionally, the improper use or disclosure of Material Non-Public Information could result in reputational damage and significant sanctions to Fitch.

Fitch strictly prohibits Insider Trading and Tipping. An Employee's failure to adhere to this Policy could result in dismissal from employment, in addition to facing civil and criminal penalties.

2.2 30-Day Holding Period Restriction

A purchased Security must be held for at least 30 calendar days prior to being sold. This is calculated on a last in, first out basis. After a Security has been sold, it may not be repurchased within 30 calendar days.

This restriction does not apply to Securities transactions in Managed Accounts.

2.3 Short Sale Prohibition

Fitch prohibits short selling strategies seeking to profit from downward price movements of Securities. A short sale may only be executed to hedge the risk of one or more long positions, subject to the 30-day holding period restriction.

This restriction does not apply to Securities transactions in Managed Accounts.

2.4 Futures and Options Prohibition

Fitch prohibits futures and options trading, with the exception of buying protective puts. These transactions are subject to the 30-day holding period restriction described above. This includes the option expiration date at the time of purchase as well as the sale to close the position.

This restriction does not apply to Securities transactions in Managed Accounts.

2.5 Group Investment Restrictions

AG Employees and their Family Members are subject to the Group Investment Restrictions applicable to the Employee's Group, which restrict Employees from investing in certain industries, issuers, fund types and Security types. Group Investment Restrictions apply whether or not Fitch rates the specific issuer or Security or investment in question. These restrictions are published in the Annex to this Policy.

If an AG Employee's Group Investment Restrictions change as a result of a transfer to a different Group, the AG Employee and their Family Members remain subject to the previous restrictions for sixty (60) days following the transfer, while also being subject to the Group Investment Restrictions, if any, applicable to the new Group.

Group Investment Restrictions apply to Securities transactions in Managed Accounts. It is each AG Employee's responsibility to ensure investment advisors comply with such restrictions.

Employees should contact Compliance or their supervisor with any questions regarding whether a specific Security is subject to a Group Investment Restriction.

Analytical Group Heads or their designees are responsible for establishing their Group Investment Restrictions and for keeping them current by submitting changes to Compliance as they arise.

2.6 Pre-Clearance

AG Employees in FAM must seek approval from a designated approver prior to executing a reportable transaction. Approval will be valid for seven calendar days following the date of approval. FAM employees must follow the FAM Trade Pre-Approval Request Procedure.

Fitch's President, Chief Executive Officer, Chief Risk Officer, and Global Analytical Head must seek approval from the Fitch Ratings, Inc. Board of Directors prior to executing a reportable transaction.

3. Divestment and Recusal Requirements

3.1 Divestment Requirement

No Employee is permitted to perform Analytical Activities involving a Rated Entity or Security if he/she holds Securities related to the Rated Entity or Security. AG Employees and their Family Members who hold Securities that conflict with the AG Employee's Group Investment Restrictions must divest such Securities as soon as possible, but by no later than the timeframes below.

Reason Employee Holds Restricted Securities	Divestment Deadline
New Employee	15 calendar days after the Employee's start date
Employee Transfer	15 calendar days after the Employee's transfer date
Securities Acquired Through a Gift, Inheritance, or Marriage	60 calendar days after the date the Securities are acquired*
Employee Violated Fitch Policy	Immediately

* A temporary recusal must be filed if the Securities are not divested within 15 calendar days.

3.2 Recusal Requirement

It may be necessary in certain cases for an AG Employee to recuse themselves from performing Analytical Activities for a Rated Entity or Security.

A recusal may be required if the AG Employee or their Family Members hold a Security not permitted by the applicable Group Investment Restrictions, until the Security can be divested. This may exist where:

- An AG Employee or their Family Member purchased the Security in contravention of the requirements of this Policy
- An AG Employee or their Family Member holds Restricted Stock

- An AG Employee's Family Member receives company stock as compensation
- An AG Employee's Family Member works for the company and has decided to invest in the company

In addition, other potential conflicts may arise, such that recusal would be required. Examples of such conflicts may include:

- The AG Employee has a close personal relationship with someone who holds a Key Management Position at an entity that operates in a sector covered by the Employee's group
- The AG Employee has an Outside Interest that creates a conflict of interest or the appearance of a conflict of interest with his/her Analytical Activities

The recusal will be applied to the relevant Rated Entity, the Ultimate Parent and all of its subsidiaries and affiliates. Instructions on how to add/remove recusals can be found in the Compliance section of Fitch Xchange.

4. Accounts and Securities Reporting

Unless explicitly exempted in accordance with this Policy, Employees must ensure that they and their Family Members report Accounts, Securities holdings and Securities transactions in the manner set forth in Sections 4.1-4.5 below. Note that depending on the Employee's role, additional types of Securities transactions or holdings may be reportable (see "Definitions" below).

Exemption 1: Fitch Employees who by virtue of their role do not have routine access to electronic files and systems storing confidential ratings, or commercial or financial information are not subject to the Securities Reporting requirement. These roles include:

- Messengers, drivers, cleaning and cafeteria staff
- HR staff
- Travel management staff
- Front desk staff
- Facilities
- Temporary Workers, including interns, who do not conduct Analytical Activities

Exemption 2: Certain types of transactions in Securities are, depending on the nature of the transaction or the nature of the Account in which the Security is traded or held, exempt from the Securities Reporting requirement. Reporting is not required for the following:

- Changes in holdings by virtue of corporate actions (e.g.: stock splits, dividends, mergers and acquisitions, etc.);
- Automatic investment plan transactions, such as dividend reinvestments. An initial investment in a Security must be reported;
- Blind Trust transactions provided that Compliance has reviewed the trust agreement and confirmed that the trust qualifies for treatment as a Blind Trust (Note: Compliance may treat an Account as a Blind Trust if the Employee and his/her Family Members have neither trading authority over the account nor knowledge of the Accounts holdings and transactions);
- Securities transactions in Managed Accounts belonging to non-AG Employees and their Family Members, provided that Compliance has reviewed the Account agreement and confirmed that the account qualifies for treatment as a Managed Account; and
- Accounts that cannot trade reportable Securities.

Exemption 3 (EU Only): Reporting is not required for the following accounts, after written certification is made to Compliance:

- Securities holdings or non-reportable transactions in Non-Active Brokerage Accounts of non-Analytical Employees and their Family Members; and
- Confidential Accounts belonging to Family Members of non-Analytical Employees.

4.1   Reporting of Accounts

All Accounts belonging to Employees and their Family Members must be reported by the Employee via the Compliance Monitoring System within 10 calendar days of establishing the Account.   This requirement also applies to Managed Accounts, Blind Trust accounts, and Accounts non-Analytical Employees in the EU designate as Confidential Accounts or non-Active Brokerage Accounts.

4.2   Electronic Reporting of Securities

Fitch has arranged to receive automated electronic reporting of Securities holdings and transactions from a number of Efeed Brokers. Account activity that is reported electronically to Fitch does not require manual reporting via the Compliance Monitoring System, making it easier for Employees to fulfill their reporting responsibilities. A list of Efeed Brokers and instructions on how to link Accounts to electronic feeds is available from Compliance.

4.2.1   Efeed Broker Requirement

Fitch Employees and their Family Members, regardless of location, with Accounts in the United States are required to maintain their Accounts at an Efeed Broker, unless the Account has been grandfathered[1] in. New Fitch Employees subject to this provision must transfer all non-Efeed account holdings to an approved Efeed Broker within 60 days of notification.

4.2.2   Efeed Broker Requirement Exceptions

The following cases are exceptions to the Efeed Broker requirement:

- An Employee's Family Member who works at a brokerage firm that does not provide Fitch with an electronic feed, but requires its Employees to maintain their Accounts at that firm;
- An Account has a Security that cannot be legally sold or transferred to an Efeed Broker; and
- Accounts set up for employee stock option plans that are limited to transactions in the sponsoring company's stock.

4.3   Manual Reporting of Securities

Securities transactions in reportable Accounts belonging to Employees and their Family Members (unless they are maintained at an Efeed Broker) must be reported by the Employee manually via

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[1] Accounts that are maintained in the United States and belong to Fitch Employees and their Family Members are not subject to the Efeed requirement if, prior to February 7, 2011, the Account was opened and the employee worked at Fitch. However, the employee will be required to close or transfer the Account if reporting requirements are not fulfilled or the employee violates Fitch Policy.

the Compliance Monitoring System within 10 calendar days of the trade date. This requirement does not apply to Confidential Accounts for non-Analytical Employees in the EU, and Managed Accounts for non-Analytical Employees globally.

Managed Accounts (AG Employees Only): Securities transactions not automatically reported by an Efeed Broker in Managed Accounts belonging to AG Employees and their Family Members must be reported manually via the Compliance Monitoring System within 15 calendar days of the statement date (e.g., if the transaction occurred on November 1 and the statement was issued on November 30, the transaction must be reported by December 15).

4.4 Reporting Changes in Securities Holdings

Securities holdings not automatically reported by an Efeed Broker acquired by gift, inheritance, marriage, compensation payment (e.g., stock options or restricted stock), or by any other means, in Accounts belonging to Employees and their Family Members, must be reported by the Employee manually via the Compliance Monitoring System within 10 calendar days of learning of the holding.

4.5 Account Statements

Fitch Employees whose Account activity is not automatically reported to Fitch by an Efeed Broker must submit their statements to Compliance on a quarterly basis. All statements issued during the quarter must be submitted within 15 calendar days following the end of the quarter. Statements may be submitted by email to compliance@fitchratings.com or uploaded to the Compliance Monitoring System.

Employees who fail to submit statements within this timeframe will be subject to the disciplinary measures set forth below, in addition to being required to move their Account to an Efeed Broker if one is available.

5. Outside Interests and External Relationships

Employees are prohibited from holding any position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that operates in a sector that is covered by the Employee's group.

5.1 Employee Outside Interests

Employees are required to obtain approval from their Global Group Head and notify Compliance prior to accepting:

- A position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that the Employee is not outright prohibited from serving;
- A position as an officer or board member of a trade or professional organization or association;
- A position as an officer, board member or trustee of an educational institution;
- An elected or appointed government office; or
- Any position serving a government, public agency, authority, commission, regulatory body, or self-regulatory organization.

These requirements apply to both profit and non-profit organizations.

5.2   External Relationships

An Analytical Employee must immediately notify his/her Managing Director and Compliance if he/she has a close personal relationship with someone who holds a Key Management Position at a Rated Entity or Ratings Eligible Entity that operates in any sector that is covered by the Analytical Employee's group.   Similarly, an Analytical Employee in the International Public Finance, US Public Finance, or Sovereigns Groups must notify his/her Managing Director and Compliance if he/she has a close personal relationship with someone who holds an elected or appointed government office.

If the Analytical Employee has a close personal relationship with someone who holds a Key Management Position at Rated Entity or Ratings Eligible Entity that operates in any sector covered by the Analytical Employee's group, the Analytical Employee will be required to file a recusal.

5.3   Notification and Approval

The Analytical Employee must submit a request on the Compliance Monitoring System prior to engaging in any Outside Interest.

5.4   Outside Employment and Consulting Policy

In addition to the Outside Interest requirements set forth in this policy, Employees are directed to Fitch's separate Human Resources' Outside Employment and Consulting Policy. That Policy contains additional prohibitions and requirements relating to employee outside activities.

6.   Gift Policy

All Fitch Employees, regardless of job function, are prohibited from accepting Gifts in connection with work performed at Fitch. BRM and non-Analytical Employees may extend Gifts that are appropriate and reasonable given the circumstances.

	Analytical Employee	BRM Employee / non-Analytical Employee
Solicit or accept a Gift	Not Permitted	Not Permitted
Extend a Gift	Not Permitted	Permitted*
Accept nominal items during a business meeting not exceeding $25 (pens, notebooks, branded "trinkets")	Permitted	Permitted

* Gifts extended by BRM Employees and non-Analytical Employees must be appropriate and reasonable.

Any exception to this policy must be granted by Compliance.

6.1   Protocol to be followed when a Gift is received

6.1.1   The Gift must be returned, donated, or destroyed.

6.1.2   The Employee must send a letter to the donor that:

6.1.2-1   Explains Fitch's restriction against accepting Gifts; and

6.1.2-2 Requests that no Gifts be proffered in the future.

6.1.3 The Employee must disclose the gift and upload a copy of the letter to the Compliance Monitoring System.

7. Business Events and Entertainment Policy

7.1 Business Events

Fitch Employees are required to maintain a clear separation of analytical and commercial activity, as described in several Fitch policies. AG Employees must excuse themselves from any Business Event where fee discussions may occur. Furthermore, Business Event expenses incurred by AG Employees must be paid for by Fitch and must conform to Fitch's expense reimbursement policy. However:

7.1.1 An entity may pay for an AG Employee's travel or lodging expense when attending a Business Event, if it is related to an activity necessary to conduct Fitch's business and if it has been incorporated in the commercial agreement with the entity by BRM;

7.1.2 A conference sponsor may pay for an AG Employee's attendance fee only if he or she is a speaker or panellist; or

7.1.3 AG Employees are permitted to accept supplies, food, and beverage during a Business Event if the value of such items does not exceed $25, or the equivalent in other currencies.

7.1.4 An AG Employee may attend – without incurring an expense – a conference reception if the reception is open to all conference attendees without charge.

7.2 Business Entertainment

Business Entertainment must:

7.2.1 Be reasonable, customary and not overly frequent;

7.2.2 Include both Fitch Employees and those of the entity extending or sponsoring the Entertainment; and

7.2.3 Not lead to an influence in ratings or any decision to purchase goods or services from a supplier, or create the perception that such influence may exist.

Business Entertainment that is extravagant, prohibited by law or known to violate an external party's policy is prohibited under this Policy.

	Analytical Employee	BRM Employee / Non-Analytical Employee
Attend a Business Event paid by Fitch	Permitted	Permitted
Attend a Business Event paid by a third party	Not Permitted	Permitted
Extend Business Event	Permitted	Permitted
Attend Business Entertainment	Fitch Sponsored Only*	Permitted
Extend Business Entertainment	Not Permitted**	Permitted
Accept supplies and food/beverage during a business meeting (not exceeding $25)	Permitted	Permitted

*AG Employees must excuse themselves from any fee-related or commercial while BRM employees must exclude themselves from any analytical discussion.

** Executive Committee Members permitted to extend Business Entertainment.

8.   Compliance Training

Fitch Employees are required to complete Annual Compliance training within 30 days of joining Fitch and every year thereafter, except for the following categories of Employees who are exempted from such requirement:

- Employees who do not have access to electronic files and systems (e.g.: messengers, drivers, cafeteria staff, etc.)
- Temporary Workers, including interns, who do not conduct Analytical Activities
- Compliance Employees who create or deliver compliance training.

Other Compliance Training may be assigned from time to time, and Employees are required to complete the training within the time frames provided.

9.   Certifications

Fitch Employees are required to complete all certifications administered by Compliance, including the annual compliance certification and any other special certification that is administered for the purpose of compliance.

Compliance may exempt or amend certification requirements for Temporary Workers and Fitch Employees that do not have access to electronic files and systems (e.g.: messengers, drivers, cafeteria staff, etc.).

10.   Exceptions to Policy Requirements

Under limited circumstances, exceptions to specific requirements of this Policy may be granted. The Bulletin 13 Exceptions Committee will approve any exception, and all approved exceptions will be reported by Compliance to the Board of Directors of Fitch Ratings, Inc. and Fitch Ratings Ltd.

To request an exception, the Employee and his/her Managing Director must submit a request on the Compliance Monitoring System.

11.   Non-Compliance

Failure to comply with this Policy may lead to disciplinary action, up to and including dismissal from employment. In addition, with respect to certain Policy requirements (e.g., the prohibitions on Insider Trading), the Employee may be subject to personal civil and criminal liability.

Fitch Employees who find that they have violated this Policy must inform Compliance promptly. Similarly, Fitch Employees who become aware of a violation of this Policy must also inform Compliance promptly. Fitch prohibits retaliation against Employees who in good faith report an actual or potential violation of this Policy.   An Employee may anonymously report a violation of any Fitch Policy to the independently managed hotline via the "Report a Violation" link on Fitch Xchange.

In the event of a conflict of interest that arises through a violation of this Policy, the Global or Regional Group Head, in consultation with Compliance, must determine whether there is a possibility that the objectivity of a rating was impacted and whether there are grounds for withdrawing the rating. In cases where it is possible that the objectivity of a rating was impacted, the rating must be reviewed by a rating committee.

As may be required by law, Fitch will as soon as practicable disclose any case where a rating was potentially impacted by a conflict of interest, and indicate whether there was an actual impact to the rating.

If a violation involves a Security purchased by an Employee while in possession of Material Non-Public Information, the Employee in violation must not sell the Security until he/she is no longer in possession of Material Non-Public Information, typically after the rating action or other relevant even occurs and is published.

12.   Definitions

"**Account**" means any account that has the capability of trading Securities where the Employee or an Employee's Family Member:

- Has a beneficial ownership interest; or
- Has discretion or control over the account (e.g.: account owner, power of attorney, trustee, etc.).

"**Analytical Activities**" means (a) performing analyses to determine a credit rating, credit opinion, rating assessment, or credit score; or (b) participating in a rating committee (even as a non-voting member), and may be carried out by an Analyst or an Employee in the Credit Policy Group .

"**Analytical Employee**" means any Employee that performs Analytical Activities or any Credit Officer.

"**Analytical Group Employee**" or "**AG Employee**" means any Employee, including Analytical Employees, administrators, operations staff, and others that resides in any of the following groups:

- Corporates Group
- Covered Bonds Group
- Credit Policy Group (including Credit Market Commentary)
- Funds & Asset Managers Group
- Financial Institutions Group
- Global Infrastructure Group
- Insurance Group
- International Public Finance Group
- Sovereigns Group

- Structured Finance Group
- U.S. Public Finance Group

"**Blind Trust**" means a trust that meets the following criteria: (1) the trust executor(s) has full discretion over the assets and is independent of the Employee and the Employee's Family Members and not otherwise related to the Employee, and (2) the Employee and the Employee's Family Members have no knowledge of the holdings of the trust.

"**BRM**" means Business & Relationship Management.

"**Business Entertainment**" means any activity where the primary purpose is to further business relations and includes such activities as dinners, golf outings, sporting events, and theatre and concert performances.

"**Business Event**" means any activity, such as an industry conference, meeting or business meal, where the primary purpose is to engage in analytical, research or information-gathering activities (for AG Employees) or to conduct commercial activities (for BRM Employees).

"**Bulletin 13 Exceptions Committee**" is comprised of the Global Analytical Head, General Counsel, Chief Technology Officer, Chief Risk Officer and Chief Compliance Officer.

"**Compliance Monitoring System**" refers to MyComplianceOffice which can be accessed at www.mycomplianceoffice.com.

"**Confidential Account**" means an Account owned by an EU based non-Analytical Employee's Family Member where the non-Analytical Employee has provided written certification that:

- The Employee has no knowledge of his or her respective Family Member's Account and holdings;
- The Employee understands that he or she is prohibited from sharing inside information and that the Employee takes all reasonable steps to ensure that the respective Family Member has no access to such information; and
- That the Employee will notify Compliance immediately should he or she develop knowledge of his or her Family Member's Account or holdings.

"**Confidential Ratings Information**" means any information that is received or created by Fitch in the course of its business or analytical activities that has not been disseminated to the general public, including:

- Information regarding an issuer that has been designated as "confidential" by the issuer or its agent
- Material Non-Public Information obtained from any source
- Unpublished ratings, opinions, analysis, reports and press releases
- Knowledge of a scheduled rating committee meeting, unless it has been publicly disclosed

"**Credit Officer**" means any Fitch Employee that develops or approves rating criteria or models.

"**Efeed Broker**" means a financial institution that participates in automated electronic reporting of Securities transactions and holdings to Fitch. A list of Efeed Brokers is available on the Compliance section of Fitch Xchange.

"**Employee**" or "**Fitch Employee**" means an employee of Fitch Ratings, Inc. or a Fitch Ratings, Inc. subsidiary that issues ratings under the trade name Fitch Ratings, or an employee of Fitch Group, Inc. who has access to Confidential Ratings Information.

"**ETF**" means exchange-traded fund.

"**FAM**" means Funds and Asset Managers Group.

"**Family Members**" means:

- An Employee's spouse or any partner of that person considered by national law as equivalent to the spouse (e.g., domestic partner in the US);
- An Employee's dependent children, regardless of residence;
- Any relative or dependent sharing the Employee's home, to the extent allowed by local law[2];
- Any legal entity (e.g.: company, partnership, trust, etc.) whose managerial responsibilities are discharged by, controlled by, or established for the benefit of an Employee or a person listed above; or
- Any person that has granted investment discretion or trading authorization to an Employee or a person listed above.

The definition does not include:

- An Employee's spouse during divorce proceedings;
- A Blind Trust; or
- An Employee's parent residing in the Employee's home if the Employee can certify that he or she does not have any knowledge of the parent's Securities holdings.

"**Fitch**" means Fitch Ratings, Inc. and each of Fitch Ratings, Inc.'s subsidiaries that issue ratings under the trade name of Fitch Ratings, including Fitch Ratings (Thailand) Ltd. and Fitch Ratings Lanka Ltd.

"**Gift**" means a tangible gift, a favor or money received in connection with work performed at Fitch. It does not include Business Events or Business Entertainment.

"**GSE**" means government sponsored entities.

"**Group Investment Restriction**" means a restriction applicable to an Analytical Group Employee that is described in the Bulletin 13 Annex.

"**Insider Trading**" means trading a Security while aware of Material Non-Public Information.

"**Key Management Position**" means:

- A member of a board of directors
- An executive officer (e.g.: President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, etc.)
- A Treasurer
- Any role that reports directly to the Chief Financial Officer or Treasurer
- A role that interfaces with rating agencies

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[2]In EU countries Employees are only obligated to disclose other relatives of the Employee who have shared the same household as the Employee for at least one year on the date of the transaction concerned.

"**Managed Account**" means an Account where the owner does not have input into the specific investment decisions, but rather is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent.

"**Material Non-Public Information**" means material information that has not been disseminated to the general public and a reasonable investor would consider important in deciding whether to buy, hold, or sell a Security. Examples of material information include, but are not limited to:

- Confidential Rating Information, including a rating action
- Earnings projections
- A pending or prospective merger, acquisition, tender offer or financing
- The disposition of a subsidiary or a significant sale of assets
- The gain or loss of a material contract, customer or supplier
- A change in management
- An increase or decrease in dividends, the declaration of a stock split, or the offering of additional Securities
- The possibility of material litigation

"**Non-Active Brokerage Account**" means any Account that an EU-based non-Analytical Employee certifies in writing that the Account is not used for reportable Securities trading. Any reportable Securities transaction in a Non-Active Brokerage Account will result in the Account being treated as an Active Brokerage Account for a period of one year, even if no additional reportable Securities trades occur in the Account.

"**Policy**" means Fitch's Bulletin 13: Global Securities Trading and Conflicts of Interest Policy.

"**Rated Entity**" means:

- The issuer, obligor, guarantor or credit support provider (letter of credit issuer, banks, etc.) with respect to any Security that is rated or in the process of being rated by Fitch
- an entity to which Fitch has assigned an Issuer Default Rating
- a sponsor, seller or seller/servicer, originator, underwriter or arranger with respect to a Security in a structured finance transaction that is rated by Fitch

"**Ratings Eligible Entity**" means any entity with more than $100 million in outstanding debt.

"**Restricted Stock**" means any Security that is under some kind of sales restriction.

"**Sector Fund**" means a mutual fund, exchange-traded fund, or unit trust that concentrates its investments in a specific industry or market sector (e.g.: technology, financial services, healthcare, precious metals, etc.).

"**Security**" means any negotiable financial instrument representing a tradable asset. For all Fitch Employees, this includes:

- Debt securities, such as bonds, notes and debentures;
- Equities, such as common stock and preferred stock;
- Financial derivative contracts, such as equity and index options (including employee stock options), rights and warrants and futures contracts;
- Passive Investments, such as private placements and limited partnerships; and
- Obligations of government sponsored entities, such as Fannie Mae or Freddie Mac.

For Analytical Group Employees, this also includes:

- Sector Funds

For Analytical Group Employees in the Funds and Asset Manager Group, this also includes:

- Mutual funds, ETFs, and other collective investment schemes; and
- Money market funds.

For Analytical Group Employees in the Sovereigns, International Public Finance, and Financial Institutions Groups, this also includes:

- Direct obligations of a sovereign nation or any agency thereof except those for their home country (i.e., country of residence or citizenship;) and
- Obligations fully guaranteed by a sovereign nation or any agency thereof except those for their home country (i.e., country of residence or citizenship.)

"**Temporary Worker**" means any individual that is contracted for a fixed duration or an approximate end date directly by Fitch or indirectly via a third party.

"**Tipping**" means the act of providing Material Non-Public Information about a publicly traded company to a person who is not authorized to have this information.

Effective Date:	April 2005
Last Updated:	23 March 2016
Author:	Global Compliance Group
Employee Contacts:	Personal Conflicts Monitoring
Procedure Reviewers:	Melissa Lawson
Procedure Approver:	Jeff Horvath
Version:	20

Rating Solicitation and Participation Disclosure Policy

Fitch Ratings believes that investors benefit from increased rating coverage by Fitch Ratings, and its credit rating affiliates, whether or not such ratings are solicited by, or on behalf of, issuers; solicited by, or on behalf of, issuers but subsequently maintained by Fitch at its initiative; solicited by investors; or unsolicited, meaning initiated and freely provided by Fitch. Fitch uses the same criteria and committee procedures for solicited and unsolicited ratings, and for ratings solicited by issuers and investors alike. Ratings assigned to issuers or transactions with similar credit characteristics are comparable – solicitation status has no effect on the level of the ratings assigned.

In some cases, ratings may include situations where the issuer chooses not to participate in the rating process. For any rating that Fitch assigns or maintains, irrespective of the participation status, Fitch believes that it has sufficient information to rate the issuer or transaction.

1. Purpose

This policy defines Fitch's disclosure requirements for:

- The solicitation status of all public ratings; and

- Situations where issuers have not participated in the rating process.

For purposes of this policy, Issuer refers to an issuer, a Fitch rated entity or a transaction.

2. Definitions

Fitch defines **solicitation status** in terms of whether the agency is being, or expects to be, compensated by a third party for the provision of a rating.

Solicited ratings are defined as those ratings for which Fitch is being, or expects to be, compensated. This includes ratings for which Fitch is compensated by the obligor, Issuer, underwriter, depositor or sponsor of the security or money market instrument being rated, or by any other third party.

Unsolicited ratings are defined as those for which Fitch is not being, and does not expect to be, compensated, irrespective of the fact that Fitch may have been compensated in the past, and which Fitch is currently maintaining at its own expense as a service to investors.

Fitch defines **issuer participation** as follows:

With respect to Corporate Finance and Public Finance ratings: Where either of the following have occurred in the current analytical cycle and, in any case, within the 12 months preceding the date of the most recent rating action or research update:

- Issuer management engagement in substantive discussion of the primary topics driving the ratings.
- Issuer provision of internal forecasts, risk management data or other non-public disclosure considered as part of the rating process.

With respect to Structured Finance ratings: Where the originators, Issuers, placement agents or other parties to the structured finance debt issuance have engaged in discussions regarding the underlying collateral or the origination processes used to originate or monitor that collateral.

3. Policy

3.1 Disclosure of Solicitation Status of Ratings

Fitch will disclose the solicitation status of the rating i) via a link in every Rating Action Commentary (RAC) in which it assigns a rating, or takes any rating action with respect to a specific Issuer, ii) in all Issuer specific research, and iii) on the Issuer/issue summary page of the Fitch Ratings website.

3.2 Disclosure of Non-Participative Ratings

Fitch will disclose all cases where an Issuer has not participated in the rating process i) in every RAC in which it assigns a rating, or takes any rating action with respect to a specific Issuer, and ii) in all Issuer specific research.

3.3 Additional Disclosures Relating to EU Ratings

For ratings with a primary analyst based in an EU-registered entity or a branch of an EU registered entity (i.e. Moscow and Dubai), Fitch will additionally i) include within every RAC in which it assigns a rating, or takes a rating action with respect to a specific Issuer, a color coded indication that identifies ratings that are both unsolicited and have no issuer participation, and ii) apply a similar color-coding to the current ratings provided in the Issuer/issue summary page of the Fitch Ratings website.

3.4 Additional Disclosures

Fitch will make any additional disclosures as required by any relevant regulatory body.

Bulletin Owner:	Business and Relationship Management
Bulletin Applies to:	Business and Relationship Management Staff and all Global Analytical Groups
Effective Date:	June 15, 2015
Bulletin	#14

Reviewing Analytical Work of Leavers

Executive Summary	
Objective:	To establish guidelines for the review of credit work of any analyst who leaves Fitch and may have had a conflict of interest in performing analytical work.
Application:	All analysts globally
Purpose:	To ensure that Fitch's credit opinions are objective and independent

1.   Statement of Policy

Fitch Ratings is committed to providing objective, timely, independent and forward-looking credit opinions. To further that goal, Fitch will review the credit work of any analyst who leaves Fitch for employment with a Fitch rated entity in respect of which the analyst participated in the ratings process while employed by Fitch. This policy applies to all Fitch offices and to all analytical groups within Fitch. For purposes of this policy, Fitch rated entity means: (i) an issuer or obligor with respect to any security or money market instrument subject to a rating; and (ii) the sponsor, seller or seller/servicer, originator, arranger or underwriter with respect to a security in a structured finance transaction rated by Fitch Ratings.

2.   Initial Procedure

2.1. Notification

- The departing analyst's (Leaver) direct manager and/or the group head must immediately inform Human Resources (HR) and/or the Global Operations Management (GOM) group of the resignation by sending an email to the Look Back mailbox (email 'Lookback mailbox').
- A member of GOM and/or HR, the direct manager or the group head must immediately inform the Designated Person (DP – see 2.2 below) of the resignation.

  - The direct manager, group head and/or Human Resources (HR) will make every effort to determine the Leaver's future employer, and will include details of such future employer in the email, if known.
  - If a Leaver's future employer is not known, GOM will attempt to determine whether the Leaver secured employment with a Fitch rated entity during the 90 days following their departure from Fitch by conducting a LinkedIn search. If LinkedIn provides such information, GOM will refer the matter as described above.
  - If there are no results from the LinkedIn search but Fitch receives information from another source during those 90 days that the employee accepted employment with a Fitch rated entity, GOM will refer the matter as described above.

2.2. Eligibility Requirements for Designated Person (DP)

Process	Comments
• The Regional Group Head[1] (RGH) will select individual(s) titled senior director or higher who will serve as a standing DP for the group/team. • DPs may be from the same broad analytical group or a different analytical group.	Groups may have more than one standing DP.
If an Analytical Review Committee (ARC) is Required (see 2.3.1 below) A DP is considered ineligible in a given case if he/she: • Was the immediate manager of the Leaver at any point during the 12 months prior to the Leaver's resignation, • Served as committee member, including the chair, for any of the committees reviewed as part of the ARC process (includes both the entity/new employer and committees for credits used as comparables), • Served as the primary or secondary analyst for that Fitch rated entity, and/or • Is in their "off" period for that Fitch rated entity pursuant to the Rotation Policy.	In these cases, the DP can conduct the administrative task of determining whether the Leaver had any rating involvement with the Fitch rated entity/new employer however, he/she cannot serve as an ARC member if an ARC is required.
If an ARC is required and the DP is conflicted, the RGH must select another individual titled senior director or above who is not conflicted.	

---

[1] For purposes of this bulletin, Regional Group Head is an individual who has regional management responsibility for a specific product area (e.g. Regional Group Head for EMEA Corporates).

2.3. Search of the Leaver's Analytical Activities

2.3.1 Within 5 business days of being notified of the resignation, the DP will determine whether the Leaver participated in the ratings process with respect to the relevant Fitch rated entity in the 2 years prior to the Leaver's resignation.

- An analyst participated in the rating process with respect to the Fitch rated entity if he/she served in one of the following roles:

    o Primary, secondary or surveillance analyst
    o Chair of a rating committee
    o Voter in a rating committee

The DP will immediately document these results in the Analytical Leaver Questionnaire (ALQ) and forward a copy to the Look Back mailbox (email 'Lookback mailbox'). All documentation submitted to the Look Back mailbox will be maintained by GOM.

2.3.1 Results and Next Steps

Search Outcome	Next Steps
New Employer is NOT a Fitch rated entity	If the Leaver's new employer is not a Fitch rated entity, an ARC is not required and the process is complete once a completed ALQ is submitted to the Look Back mailbox.
New Employer IS a Fitch rated entity – analyst did NOT participate in the rating process	If the Leaver's new employer is a Fitch rated entity but the Leaver did not participate in the ratings process, an ARC is not required and the process is complete once a completed ALQ is submitted to the Look Back mailbox.
New Employer IS a Fitch rated entity – analyst DID participate in the rating process	• GOM will promptly disclose the name of the entity on the "Potential Conflicts of Interest" list maintained in the Regulatory Affairs section of the Fitch website. • The DP will promptly organize an ARC to review the Leaver's rating related work as described in Section 3.3. • If the ARC concludes that a potential conflict of interest did not influence any of the ratings, GOM will immediately remove the entry from the website list. The process is complete once a completed ARC summary is submitted to the Look Back mailbox and the necessary adjustment has been made to the website list.

3. Review Procedures

3.1 Timing

If the new employer is a Fitch Rated Entity, did the Leaver have any analytical involvement with such entity?	GOM discloses entity name on Fitch website	ARC review date	ARC Conclusion: Conflict of Interest?	Independent Re-Rating Committee Conclusion
Yes	Within 5 business days of receipt of notification of departure	Within 60 days of receipt of notification of departure	No	NA
Yes	Within 5 business days of receipt of notification of departure	Within 60 days of receipt of notification of departure	Yes	Within 90 days of receipt of notification of departure
No	NA	NA	NA	NA

3.2 ARC Review Membership

Each ARC will consist of a minimum of three analytical staff members. The ARC may seek assistance from other analysts, including more junior analysts, in preparing the review.

	Initial ARC Review
Quorum (i.e. minimum number of members)	3 (DP plus 2 additional members)
Designated Person (DP)	Senior Director or above
ARC Members	Director or above
Other membership requirements	• Members cannot have served at any point in the one year prior to the ARC primary, secondary or surveillance analyst with respect to the rated entity in question. • **Structured Finance**: 'One year prior' means that the primary, secondary or surveillance analyst cannot be engaged in the rating or surveillance process for a transaction in the same sub-sector with respect to the rated entity in question at the time of the ARC. • Members cannot have been the immediate manager of the Leaver at any point in the year prior to the ARC • Members cannot be in their two year "off" period from the Rated Entity pursuant to Bulletin #34 Rotation Policy

3.3 ARC Review Procedure

- The review committee will perform a review, as described below, to determine if Fitch's credit opinions are objective and independent. If the credit opinions are determined not to be objective and independent, then the Fitch rated entity or security will be re-rated as described in Section 3.5.

- The ARC will review the following, where available for the immediately preceding two years, to determine whether the credit opinions appeared to be objective and independent:

  - Emails between the Fitch rated entity and the Leaver as well as any other relevant email searches to determine if the ratings of the entity may have been influenced by the Leaver;

  - Ratings of the entity and peers to determine if the entity was an outlier based on price characteristics of bonds, CDS or equity based indicators or of other publicly held ratings (does not apply to structured finance);

  - Exceptions to any policy granted such as delayed committees, publication of RACs, committee quorums;

  - Appeals committees; and

  - Credit factors of the Fitch rated entity measured against its peers to assess any outliers or ratings analysis that may have been overly favorable particularly related to exceptions to criteria, including: a review of the last committee package, the entity's rating action commentaries; and management meeting notes.

3.4 ARC Documentation

The DP will, within 60 days of receipt of notification of a Leaver's departure from Fitch, document the review committee's conclusions in the ARC memo template "Summary of Findings" and note any concerns. The template contains additional instruction about documentation requirements.

The DP will deliver a copy of the conclusions memo to the relevant GGH, the Chief Credit Officer, HR and the Look Back mailbox.

3.5 IRC Review Procedure if Re-Rating is Necessary

If the ARC review committee determines that a conflict of interest has influenced the rating process with respect to the Fitch rated entity, then the DP must:

- Publish within one working day a rating action commentary (RAC) placing the applicable credit rating on Rating Watch. Fitch must disclose within the RAC (a) that the review was prompted by the analyst's departure (b) that the reason for the action is the discovery that the credit rating assigned to a Fitch rated entity was influenced by a conflict of interest, and (c) both the date and the associated credit rating of each prior rating action that Fitch determined may have been influenced by the conflict.

- Initiate a full independent re-rating by an Independent Review Committee (IRC) of all credits that the review committee believes could be compromised; and provide the IRC summary report of findings to Fitch's Chief Compliance Officer within one working day. A list of these credits will be included in the IRC summary report of findings.

- The independent review committee will be composed of:

	Independent Review Committee (IRC)
Quorum (i.e. minimum number of members)	5 (including at least two senior directors who have not participated as committee members with regard to the rating(s) in question)
Designated Person (DP)	Senior Director or above
IRC Members	A majority of the committee members cannot have participated in the original rating committee
Chair	Senior director or above who has not participated as a committee member with regard to the rating(s) in question
Other membership requirements	Other committee members may have participated as committee members with regard to the credit under consideration once membership requirements are met
Maximum voting members	9

Following the conclusion of the Independent Review Committee, the Committee will publish within one working day, based on the determination of whether the current credit rating assigned to the Rated Entity must be revised (as applicable)

o A revised credit rating, if appropriate, and include within the RAC disclosing the revised credit rating (i) that the review was prompted by the analyst's departure, (ii) an explanation that the reason for the action is the discovery that a credit rating assigned to a Fitch rated entity in one or more prior rating actions was influenced by a conflict of interest, (iii) the date and the associated credit rating of each prior rating action that Fitch has determined was influenced by the conflict, and (iv) a description of the impact the conflict had on each such prior rating action; or

o An affirmation of the credit rating, if appropriate, and include within the RAC disclosing the affirmation (i) that the review was prompted by the analyst's departure, (ii) an explanation of why no rating action was taken to revise the credit rating notwithstanding the conflict, (iii) the date and the associated credit rating of each prior rating action that Fitch has determined was influenced by the conflict, and (iv) a description of the impact the conflict had on each such prior rating action.

3.6 IRC Documentation

The review committee will, within 30 days of notification that a conflict of interest influenced the rating process, prepare a report in the IRC memo template "Ratings Review" that summarizes its ratings review conclusions and documents any rating changes to the affected ratings listed in the ARC summary report of findings template.

The DP will deliver a copy of the ratings review conclusions report to the relevant GGH, the Chief Credit Officer, HR and the Look Back mailbox.

4. File Maintenance

All documentation relating to the look back review process will be retained by GOM for the periods specified in Bulletin #11 File Maintenance and Recordkeeping Policy for Analytical Groups, Credit Policy, Global Content Operations and Global Operations Management.

5. Appendix Links

Analytical Leaver Questionnaire (ALQ)

ARC Summary of Findings Memo Template

IRC Ratings Review Memo Template

Effective Date:	June 15, 2015
Procedure Owner:	Global Operations Management
Version:	13

FitchRatings

Procedure for Managing Complaints

Summary

Objective: To establish guidelines for addressing and escalating Complaints received by Fitch employees.

Application: All Fitch Ratings Employees

Purpose: To ensure that Complaints are addressed in accordance with applicable laws, regulations and policies.

1.1. Introduction

This Bulletin outlines the process for addressing and escalating Complaints received by Fitch employees. Any employee receiving a Complaint should refer it to their relevant Managing Director (MD) or Senior Director (SD), if the most senior Fitch employee in the office.

1.2 Definitions

A **Complaint is defined as** an objection made to Fitch either verbally or in writing from a third party or employee regarding a perceived breach of Fitch's policies, procedures, laws, regulation, or Code of Conduct and the other Fitch policies comprising the Code of Ethics. Complaints will typically fall into one of five categories:

- Allegations of violations of law or regulation, including securities laws, or any policies which comprise Fitch's Code of Ethics,
- Related to the Ratings of a Rated Entity,
- Failure to follow Fitch's Procedures and Policies,
- Application of criteria or models, or the analytical performance of an analyst, and
- Fees or unsolicited ratings assignment.

A Complainant is defined as the party who makes the Complaint.

A Complaint Log is defined as the database that records Complaints in order to identify potential trends or concerns. The Confidential Log is a section of the Complaint Log with access for submission and reading restricted to only persons in Fitch's Compliance and Legal divisions. The Cat E Log is a section of the Complaint Log with access for submission and reading restricted to only persons in Compliance, Legal and BRM divisions.

A Managing Director ("MD") is defined by title and is the assigned senior individual(s) to whom an employee should provide details of the Complaint from a third party or employee. In certain locations, the most senior person may be a Senior Director. In these cases, SDs may be provided access to the Complaint Log.

A Designee is defined as the person who has been designated by the respective Global Group Head (GGH) to act on his/her behalf.

1.3 Complaint Processing Guidelines

Unless otherwise prescribed by this procedure, the following general guidelines should be followed:

- Any analyst who receives a Complaint either verbally or in writing shall immediately refer it to an MD in their group. The MD shall assess the type of Complaint, log the Complaint in the Complaint Log pursuant to Section 1.4, and determine how to address the Complaint including any referral or escalation procedures specified below.
- Any person receiving a verbal Complaint may request the Complainant to provide a written description of the basis of the Complaint so that the details of the Complaint are clear and complete.

  - The Complainant may decline to provide a written summary. The process must proceed even if the Complainant declines.
  - In the event the Complainant, including an employee, requests anonymity, the Complaint must be immediately referred to Fitch's Chief Compliance Officer (CCO) or designee.
  - Any employee may also file a complaint via an independent third party provider. Details are available on FX, the employee intranet, and here: http://fx.fitchratings.com/central-resources/report-compliance-violation
  - Complaints made by the Issuer, or its agents concerning the rating level, Outlook or Watch status are addressed by the Appeal process as described in Rating Process Manual (RPM). Appeals will be documented within the normal ratings process and no separate documentation or submission to the Complaint Log is required.

1.3.3 Fitch will strive to meet any request concerning confidentiality as to the source of a Complaint, if requested.

1.3.4 Credit Policy, Global Compliance Group (GCG), Human Resources or Legal Department must be consulted as necessary regarding any of the situations described above.

1.3.5 The CCO or designee has access to the Complaint Log at all times. The Complaint Log provides notification of all complaints to the CCO.

1.3.6 In addition to the required actions below, copies of any Complaint regarding National ratings must be provided by the relevant MD to appropriate Country Business Leaders and Regional Group Heads. This will occur outside the Complaint Log via email.

1.4 Documentation Requirements

1.4.1 All Complaints must be logged to the shared website Complaint Log by an MD, or in limited cases an SD and include the information listed below. The filing should be opened as soon as possible after receipt of the Complaint. Each submission to the Complaint Log must include:

- Date received
- Fitch employee who received it
- Complainant name, title, firm and contact information. This will remain blank if an anonymous Complaint is received.
- Summary of the issue
- Actions taken by the MD to address the Complaint,
- A copy of any written submission and Fitch's response or Fitch's summary of the verbal Complaint and its response, if any.
- Note any internal referral and to whom it was sent (copy of email or document)

The MD should strive to complete the review and any comments and responses to submissions including any verbal or written response to the complainant within 60 days of initial receipt of the complaint.

1.4.2   The Legal Department must review all written responses to the Complainant prior to Fitch sending the response.

1.4.3   Referral Documentation

- Documents supporting the Complaint will be attached to the submission form in the Complaint Log. Any documents subsequently generated from a referred Complaint to Credit Policy and Business Relationship Management ("BRM") should also be attached to the Complaint Log by the MD, Regional Credit Officer ("RCO") or BRM MD that conducts any review. Complaints, related resolutions and any supporting documentation will remain attached to the filing and contained in the Complaint Log.

- File maintenance for any Complaint referred to Fitch's GCG, Human Resources Group or Legal Department will be the responsibility of that group handling the Complaint. (This excludes letters reviewed by Legal as part of a CPG or analytical group review of a complaint. Final letters will be maintained in the Complaint Log as an attachment to the Closed File.)

1.5   Types of Complaints and Required Actions

1.5.1   Complaints related to Violation of Law, Regulation, or Code of Ethics

- Any Complaint alleging a violation of law or regulation, including securities laws, or any policies comprising Fitch's Code of Ethics should be referred immediately to the CCO or his/her designee. The CCO or his/her designee shall notify the Legal Department of any Complaint alleging a violation of the law.

- Any Complaint threatening legal action against Fitch must be referred immediately to the Legal Department, which will be responsible for the review and response to such Complaint thereafter.

- All such complaints will be recorded in the Confidential Log section of the Complaint Log.

1.5.2   Complaints related to the Ratings of a Rated Entity

- Complaints that arise after the completion of the Appeal process should be forwarded by the relevant MD to the relevant RCO as described in Section D below.

- Complaints from an investor or Issuer regarding application of criteria or ratings that occur away from communications of immediate rating actions should be forwarded to the relevant RCO for review under Section 1.5.4 below.

- An MD may determine that a Complaint is not valid based on his/her judgment that there is no analytical basis for the Complaint, the Complainant is being unreasonable or the Complainant is trying to manipulate the system (i.e. inappropriately slowing the ratings process, making allegations that are unrelated to the analytic processes used to assign a rating etc.). A summary of the Complaint and response or decision not to respond must be recorded in the Complaint Log. A written response to the Complainant is optional but if completed, must also be attached to the Complaint Log and submitted to the appropriate Fitch attorney.

- Multiple complaints from the same investor, issuer or arranger that are repeated or consistent with the initial complaint may be addressed via email, referring to the resolution or communication previously provided. No additional review is required. If repeated emails are received with no new information, the email will be retained in the Complaint Log but no response provided.

1.5.3   Complaints related to the Failure to Follow Fitch's Procedures and Policies

- Complaints concerning non-compliance with any process or procedure related to Fitch's policies, even if previously approved internally as an exception, should be recorded in the Complaint Log together with any documentation. The relevant ratings group MD will determine whether any corrective action or response is necessary. Responses to the

Complainant may be verbal or in writing. A summary of any verbal response should be forwarded to the Complaint Log.

1.5.4   Complaints related to the Application of Criteria or Models or the Analytical Performance of an Analyst

- Complaints related to the misapplication of criteria, models (including Complaints related to assumptions), or the analytical performance of an analyst must be immediately referred by the relevant MD to the applicable RCO for review. The submission to the Complaint Log must follow the format provided and all pertinent documentation must be attached.
- Upon receipt of the Complaint, the RCO must acknowledge receipt to the Complainant via email within 3 business days.
- The RCO shall initiate a review of the Complaint as quickly as possible in accordance with Fitch's Code of Conduct.
- The RCO will review the matter in consultation with the Chief Credit Officer and the relevant GGH responsible for the area, speak to all relevant parties, and take any actions deemed appropriate.
- Typically within 30 days of receipt, the RCO will prepare a written summary of the review (in letter form to the Complainant) detailing the relevant Complaint,
    o   Reference to a translation in English if not initially provided
    o   How the review was conducted, and the conclusions reached
    o   Any recommendations for remedial action; and
    o   Legal will review the contents of the letter. Once completed:
    o   Send a copy of the summary to the Complainant, appropriate GGH, the Chief Credit Officer and the CCO.
- The Report and all related documents gathered during the review (the Complaint Documents) shall be appended to the Complaint Log.
- The relevant GGH, or a designee shall acknowledge receipt of the final report by email within 15 business days of receipt of the RCO report, and include a response to the RCO's report conclusions either
    o   agreeing to the remedial action or
    o   proposing an alternative, and
    o   providing a timeline for completion of any remedial action in the report.
    o   If no remedial action is required then no communication is necessary.
- Any dispute between recommended actions by the RCO and those proposed by the GGH will be discussed and final action agreed amongst the RCO, GGH, Chief Credit Officer, and CCO. Actions may include rerating an issuer or issuance. In these instances, consideration of a Rating Watch may be appropriate prior to completing a full ratings assessment.
- The GGH shall confirm in writing to the RCO and CCO when the remedial actions, if any, are fully implemented. The RCO will attach the final confirmation to the Complaint Log.

1.5.5   Complaints for which No Action is Required

If the RCO determines the Complaint is not valid or no action is necessary, an explanation will be noted in the Complaint Log. The RCO will communicate the conclusions to the Complainant either verbally or in writing shortly after completing the review.

1.5.6   Complaints related to Fees or Unsolicited Ratings Assignments

- All Complaints in this category must be forwarded to the MD in BRM that is responsible for the market sector within two business days of receipt.
- All complaints must be recorded in the Cat E Log a segregated section of the Complaint Log.
- BRM will determine whether a response or action must be taken.
    o   If BRM determines that any Complaint regarding the assignment of an unsolicited rating relates to a potential breach in Fitch's analytical process (as opposed to Complaints questioning why the issuer was selected for an unsolicited rating), the Complaint should

be referred back to the relevant MD by BRM. The MD will then consider and document next steps as outlined above.

Owner:	Credit Policy Group
Procedure Reviewers:	TBD
Procedure Approver:	TBD
Procedure Applies to:	All Fitch Ratings Staff
Effective Date:	March 31, 2015
Version:	8

2 Appendix I Analytical Process Flow Chart

2.5.3.1


Complaints Process
Employee Receives Complaint
Any Complaint in verbal or written form is forwarded to MD of concerned analytical group
Legal Action against Fitch threatened
Yes
Refer to Legal and Log Complaint
NO
Violation of Code of Conduct
Yes
Refer to Compliance and Log Complaint
NO
Want to be Anonymous
Yes
Refer to Compliance and Log Complaint
NO
Regards Fee
Yes
Refer to BRM and Log Complaint
NO
Alleges Analytical issue
Yes
Refer to RCO and Log Complaint
RCO Acknowledges Complaint
RCO Launches review, notify GGH, others involved
In 30 days RCO sends conclusion letter to complainant. Consults Legal on Language.
RCO provides GGH, CCO, Chief Credit OFficer with copy of letter.
Recommendations
Yes
GGH must respond to recommendations and accept or suggest alternatives.
Implement recommendations in 30 Days
NO
Letter sent to Complainant and cc
NO
Ratings - Appeal
Yes
Follow RPM on Appeals
NO
MD Addresses complaint with corrective action
Yes
If written, Legal reviews and Log Complaint
NO
Log Complaint

FitchRatings

Bulletin #: 27

Restrictions on Advising Issuers and Others

Effective Date: August 16, 2010

Version: 2

Author: Legal Department

Introduction
Fitch Ratings is dedicated to maintaining objectivity, independence, integrity and transparency in the rating process. In furtherance of these goals, it is Fitch's policy that its employees, while providing transparency by answering questions and communicating information about the analytical process, shall not provide advice on how to achieve a desired credit rating, as described below, to issuers and others involved in the process of issuing securities rated by Fitch.

Statement of Policy
Fitch shall not issue or maintain a credit rating with respect to an obligor or security where Fitch, or an affiliate, provided advice on how to achieve a desired credit rating to the obligor or the issuer or the underwriter or sponsor of the security, such advice to include suggestions about: (a) the corporate or legal structure of the obligor or issuer of the security; (b) the assets or liabilities of the obligor or issuer of the security or (c) the activities of the obligor or issuer of the security. In addition, with respect to structured finance products, Fitch shall not issue or maintain a credit rating with respect to a security where Fitch, either formally or informally, made proposals or gave advice regarding the design of the structured finance product.

Policy Application and Definitions
1. This policy applies to all analytical groups, all obligors and securities.
2. If Fitch, any rating affiliate or subsidiary, any non-rating affiliate or subsidiary, or any employee, officer or director of Fitch provides advice as described above, then Fitch shall not issue or maintain a credit rating with respect to the obligor or security.
3. It is not possible to provide an exhaustive description or definition of advice. Advice might be given in response to such questions as: "How can a company improve its credit rating or how can a company prevent a downgrade to its credit rating?" In rating structured finance securities, advice might be given in response to: "What can the arranger do to change the results for credit enhancement levels?" or in a case where an analyst is asked to comment on a transaction that has no well-defined structure.

    a. A response to such a question is advice if it is: a directive; a suggestion; a recommendation or a proposal.
    b. A response to any of the above questions is not advice if it: explains the bases, assumptions and rationales behind rating decisions; provides information about the output of expected loss and cash flow models with respect to structured finance securities; directs inquiring parties to criteria reports and special reports for more information about rating methodologies; explains how different characteristics may have driven results or explains rating criteria.
    c. Furthermore, the following is not advice: a response to a request for a rating confirmation upon changes to the terms of a security; an explanation or list of key drivers of ratings or credit enhancement; a description or explanation of characteristics of rating peer groups; an explanation

of possible triggers for upgrades or downgrades of ratings and securities or credit assessments or other credit opinions provided by Fitch.

Implementation of Policy

Each Fitch employee is responsible for complying with Fitch's restrictions on advising issuers and others. Since, in the rating process, the line between providing feedback and providing advice about how to obtain a desired credit rating may be hard to draw, each employee is expected to ask questions and mentor peers. Any employee who has questions or concerns about whether an employee is providing feedback or providing advice shall seek guidance from the global group head (GGH) responsible for the area or the person designated by the GGH to answer such questions. Each Fitch employee shall attend training in communicating feedback within the first year of beginning employment and again at least every two years. Adherence to this policy will be audited through random or selected e-mail review by Fitch's internal compliance team.

Violation of Policy

Any employee who violates Fitch's policy regarding advising issuers and others may be subject to disciplinary action, up to and including termination of employment. Upon allegation or discovery of any perceived violation, Fitch will promptly submit the security or obligor in question to the relevant rating group's designated person for consideration. The Chief Credit Officer, or such officer's designee, together with a committee consisting of senior analysts from the relevant rating group and at least two other rating groups, will analyze the obligor or security and publicly confirm or otherwise take action on the rating. The public commentary for such rating action shall include a statement that action on the obligor or security was prompted by alleged or perceived violations of this policy.

Statement on "Definition of Ancillary Business"

Executive Summary

Objective: To define "Ancillary Business" and Fitch's RAC disclosure requirement

Application: To all analytical staff globally

Purpose: To ensure that all instances where a European Union based division within the Fitch group that provides an ancillary service to a Fitch rated entity or related entity are disclosed in RACs in accordance with applicable laws and regulations

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1.1. Statement

1.1.1   The term "ancillary business" with respect to Fitch Ratings ("Fitch") means any business other than the provision of independent analysis and rating opinions regarding a variety of risks in the financial markets. Over time, Fitch has developed, and will continue to develop, new rating scales, surveillance products, research products and other analytical services; however, these new scales, products and services will always reflect Fitch's independent risk analysis. Fitch's rating opinions — for example, credit ratings, rating assessments, scores and other relative measures of financial or operational strength — do not comment on the suitability of any particular type of investment or the appropriate level of risk for any user of these rating opinions. In preparing its rating opinions, Fitch is indifferent to the rating or assessment levels achieved and neither suggests nor cautions against individual "target" levels of rating or assessment. Consequently, Fitch does not provide advisory or consulting services to any entity; advisory or consulting services would constitute ancillary businesses.

1.1.2   Examples of Fitch's "core" business include, but are not limited to, the following: assignment and monitoring of public and private ratings, issuance of opinions other than in the form of a rating — for example, credit opinions and scores, issuance of expected ratings , indicative or initial ratings and rating assessments which provide corporate entities the opportunity to receive an indication of what impact a certain set of events would have upon their ratings or credit assessments (e.g., an acquisition or recapitalization); confirmation of existing ratings, based on a proposed action or inaction; in the context of structured finance transactions, provision of feedback to the transaction parties with respect to rating levels based on information provided by the transaction parties and their advisors; model development; dissemination of rating action commentaries, rating reports, research reports and other publications, including, inter alia, methodologies, models, newsletters, commentaries and industry studies; regular verbal and written dialogue with all market participants, including, inter alia, investors, intermediaries, regulators and the media; and organizing and participating in conferences, speaking engagements and educational seminars.

1.1.3   Any ancillary business within the Fitch group of companies is provided by separate companies outside the ratings group or by separate divisions, all of which are subject to Fitch's Firewall Policy and therefore do not present any conflicts of interest for the ratings group. If a separate division of a company within the ratings group that is located in the European Union provides any services to a rated entity or any related third party of such rated entity that are within the definition of "Ancillary Business" as determined pursuant to Regulation (EC) No. 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies, then Fitch discloses such ancillary services in the relevant rating action commentary for such rated entity.

Statement on
"Definition of Ancillary Business"

Effective Date:	March 24, 2015
Procedure Owner:	Mark Oline
Procedure Reviewers:	BRM
Procedure Approver:	Mark Oline
Version 3	

Bulletin: 41

Global Confidentiality Policy

Effective Date: 24 March 2016

Version: 3

Author: Legal

Table of Contents

I. Confidentiality Policy Objectives

Fitch Ratings, Inc. and each of its subsidiaries, including Fitch Ratings Ltd., that issues ratings under the trade name Fitch Ratings (each individually a Fitch Ratings Company; collectively "Fitch Ratings") routinely receive confidential information as part of the ratings process. This Policy governs the use and safeguarding of Confidential Information (as defined below) by Fitch Ratings and its employees. (collectively "Fitch").

II. Confidential Information Defined

For purposes of this Policy, "Confidential Information" means all information that is not generally known by the public, including, prior to any Fitch public announcement, any plans regarding potential rating action and revisions to criteria. Information is not Confidential Information if it is (i) contained in public disclosure documents (prospectuses, offering documents, or financial statements filed publicly with a regulatory body or stock exchange, or which have already been published by the relevant entity), (ii) contained in a press release issued by the entity, (iii) contained in a publication or newspaper of general circulation, or (iv) information the entity has informed Fitch is public.

"Confidential Issuer Information" means Confidential Information regarding an issuer that is provided to Fitch Ratings by the issuer or the agents or representatives of the issuer in connection with the rating process.

III. Communication of Confidential Information Internally

Fitch Ratings employees shall not share Confidential Information within Fitch Ratings except on a "reason to know" basis.

Fitch Ratings employees shall not share Confidential Information with employees of affiliates of Fitch Ratings unless the employee(s) of the affiliate have a reason to know the information and are bound by appropriate confidentiality restrictions.

IV. Permissible Uses of Confidential Information

Fitch shall use Confidential Information only for purposes related to rating and business activities and shall use Confidential Issuer Information, or information and analyses derived therefrom, solely:

- for purposes of forming and communicating its rating and other non-rating credit opinions;

- in reports, statements, press releases, presentations or other informational materials issued by Fitch in the course of its business; and

- in written or oral communications that Fitch may have in its discretion following the issuance of a rating or other non-rating credit opinion.

V. Nondisclosure of Ratings Related Information

Except as required under any applicable law, rule or regulation or in response to a valid request for information in a subpoena or from any governmental or regulatory agency or authority,

- Fitch and its employees and representatives shall not disclose Confidential Issuer Information for purposes unrelated to the permissible uses set out in Section IV;

- Fitch and its employees shall not disclose any rating or rating action, anticipated rating action, or scheduled committee to consider any rating or rating action, including rating outlooks and changes to rating outlooks, to any person, other than the issuer and its agents, prior to the publication of the rating or rating action and its related commentary; and

- Fitch's internal deliberations and the identities of individuals who participated in a rating committee will be kept strictly confidential and will not be disclosed to persons outside of Fitch.

VI. Protecting Confidential Information

Fitch and its employees and representatives must take reasonable measures to protect and safeguard Confidential Information from fraud, theft, misuse and inadvertent disclosure.

To protect Confidential Information:

- Employees should refrain from discussing Confidential Information where others might overhear it. This applies inside and outside the office. Employees shall exercise extra caution in conducting conversations in public places, such as restaurants, subways, trains, ferries, elevators, taxies, buses and airplanes, and in using speakerphones or cellular phones.

- Employees participating in investor calls or other speaker forums must be prepared to support their analyses without revealing Confidential Information.

- Employees are to use the Fitch email system (and not their personal account) for electronic transmission of information related to their responsibilities at Fitch.

- Employees must not release any portion of any issuer file to any third party without the express consent or direction of the relevant issuer, except as the Compliance and/or Legal Department may direct.

- Employees' documents, notes and other analytical work shall not be left about for visitors or other unauthorized personnel to see. If an employee's desk is situated where unauthorized persons may see such materials, sensitive papers shall be kept in drawers, turned face side down, or otherwise hidden.

VII. Reliance by Issuer

Fitch acknowledges that issuers who disclose Confidential Issuer Information to Fitch may, in respect of their dealings with Fitch, rely upon Fitch's obligations and limitations regarding the use, nondisclosure and protection of their Confidential Issuer Information as set forth in this policy.

VIII. Reporting Unlawful Conduct

Nothing in this policy or any other Fitch Ratings policy or agreement prohibits Fitch Ratings employees or other Representatives from reporting possible violations of law or regulations to any governmental agency or entity, including but not limited to the U.S. Department of Justice, the U.S. Securities and Exchange Commission, the U.S. Congress, and any U.S. agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of laws or regulations of any jurisdiction. Fitch Ratings employees and other Representatives are not required to seek authorization or notify Fitch Ratings that they have made such reports or disclosures.